Exhibit 99.1 TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS ...................................................................................... 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ..................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION .................................................. 4 SELECTED FINANCIAL DATA ................................................................................................... 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ......................................................... 7 RECENT DEVELOPMENTS ....................................................................................................... 27 FINANCIAL STATEMENTS ........................................................................................................ 29 i Exhibit 99.1 TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS ...................................................................................... 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ..................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION .................................................. 4 SELECTED FINANCIAL DATA ................................................................................................... 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ......................................................... 7 RECENT DEVELOPMENTS ....................................................................................................... 27 FINANCIAL STATEMENTS ........................................................................................................ 29 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; and • “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 218 to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020, or our 2019 Form 20-F. 1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; and • “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 218 to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020, or our 2019 Form 20-F. 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; 2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; 2

• The capacity of our controlling stockholder to conduct our business; • Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; • The economic effects of the 2019 novel coronavirus (“COVID-19”) pandemic or pandemics of other or similar diseases could adversely affect our future results of operations and may continue to impact the market price of our securities; and • Other risk factors as set forth in our 2019 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward- looking statements. 3 • The capacity of our controlling stockholder to conduct our business; • Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; • The economic effects of the 2019 novel coronavirus (“COVID-19”) pandemic or pandemics of other or similar diseases could adversely affect our future results of operations and may continue to impact the market price of our securities; and • Other risk factors as set forth in our 2019 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward- looking statements. 3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of March 31, 2020 and December 31, 2019 and the reference dates for information derived from our statement of income are the three-month periods ended March 31, 2020 and 2019, except where otherwise indicated. Our unaudited interim consolidated financial statements as of March 31, 2020 and for the three- month period then ended, included at the end of this current report on Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our unaudited interim consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 were reviewed by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB. 4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of March 31, 2020 and December 31, 2019 and the reference dates for information derived from our statement of income are the three-month periods ended March 31, 2020 and 2019, except where otherwise indicated. Our unaudited interim consolidated financial statements as of March 31, 2020 and for the three- month period then ended, included at the end of this current report on Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our unaudited interim consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 were reviewed by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB. 4

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included at the end of this current report on Form 6-K. Our unaudited interim consolidated financial statements are presented as of March 31, 2020 and for the three-month periods ended March 31, 2020 and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5 SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included at the end of this current report on Form 6-K. Our unaudited interim consolidated financial statements are presented as of March 31, 2020 and for the three-month periods ended March 31, 2020 and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5

6 6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2019 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2019 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the three-month periods ended March 31, 2020 and 2019. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2019 Form 20-F. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income. Three-month periods ended Variation March 31, Summarized Consolidated Statement of Income 2020 2019 R$ million % (In millions of R$) Operating revenues 1 3,972 28,296 (14,324) (50.6) (1) 2,548 17,496 (14,948) (85.4) Net interest income (2) 11,424 10,800 624 5.8 Non-interest income Expected loss from financial assets and claims (10,083) (3,681) (6,402) 1 73.9 Other operating income (expenses) (13,176) (15,077) 1 ,901 (12.6) Net income before income tax and social contribution (9,287) 9 ,538 (18,825) - Current and deferred income and social contribution taxes 12,965 (2,635) 15,600 - Net income 3 ,678 6 ,903 (3,225) (46.7) Net income attributable to owners of the parent company 3 ,459 6 ,747 (3,288) (48.7) (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$35,588 million and R$28,192 million in the three-month periods ended March 31, 2020 and 2019, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$(1,671) million and R$6,142 million in the three-month periods ended March 31, 2020 and 2019, respectively); (iii) interest and similar expenses (R$(29,744) million and R$(18,724) million in the three-month periods ended March 31, 2020 and 2019, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$(7,676) million and R$1,583 million in the three-month periods ended March 31, 2020 and 2019, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$6,051 million and R$303 million in the three-month periods ended March 31, 2020 and 2019, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. Three-month period ended March 31, 2020 compared to three-month period ended March 31, 2019. Net income attributable to the owners of the parent company decreased by 48.7% to R$3,459 million for the three-month period ended March 31, 2020 from R$6,747 million for the same period of 2019. This result is mainly due to the 173.9% increase in expected losses from financial assets and claims. This was partially offset by the 5.8% increase in non-interest income. These line items are further described below: • Net interest income decreased by 85.4% for the three-month period ended March 31, 2020 7 OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2019 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2019 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the three-month periods ended March 31, 2020 and 2019. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2019 Form 20-F. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income. Three-month periods ended Variation March 31, Summarized Consolidated Statement of Income 2020 2019 R$ million % (In millions of R$) Operating revenues 1 3,972 28,296 (14,324) (50.6) (1) 2,548 17,496 (14,948) (85.4) Net interest income (2) 11,424 10,800 624 5.8 Non-interest income Expected loss from financial assets and claims (10,083) (3,681) (6,402) 1 73.9 Other operating income (expenses) (13,176) (15,077) 1 ,901 (12.6) Net income before income tax and social contribution (9,287) 9 ,538 (18,825) - Current and deferred income and social contribution taxes 12,965 (2,635) 15,600 - Net income 3 ,678 6 ,903 (3,225) (46.7) Net income attributable to owners of the parent company 3 ,459 6 ,747 (3,288) (48.7) (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$35,588 million and R$28,192 million in the three-month periods ended March 31, 2020 and 2019, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$(1,671) million and R$6,142 million in the three-month periods ended March 31, 2020 and 2019, respectively); (iii) interest and similar expenses (R$(29,744) million and R$(18,724) million in the three-month periods ended March 31, 2020 and 2019, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$(7,676) million and R$1,583 million in the three-month periods ended March 31, 2020 and 2019, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$6,051 million and R$303 million in the three-month periods ended March 31, 2020 and 2019, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. Three-month period ended March 31, 2020 compared to three-month period ended March 31, 2019. Net income attributable to the owners of the parent company decreased by 48.7% to R$3,459 million for the three-month period ended March 31, 2020 from R$6,747 million for the same period of 2019. This result is mainly due to the 173.9% increase in expected losses from financial assets and claims. This was partially offset by the 5.8% increase in non-interest income. These line items are further described below: • Net interest income decreased by 85.4% for the three-month period ended March 31, 2020 7 compared to the same period of 2019, mainly due to the adjustment to the fair value of financial assets and liabilities. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 33.4% for the three-month period ended March 31, 2020 compared to 17.2% for the same period of 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$14,428 million for the three-month period ended March 31, 2020, compared to a gain of R$110 million for the same period of 2019. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$630 million for the three-month period ended March 31, 2020 compared to the same period of 2019. o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 26.2% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the growth of our loan portfolio particularly our micro/small and medium businesses portfolio (10.1%) and corporate portfolio (21.5%) in Brazil as of March 31, 2020 compared to December 31, 2019. This result was partially offset by lower interest rates and lower spreads on credit products, in part due to Resolution No. 4,765, which caps interest rates for checking account overdraft facilities up to 8% per month. CMN Resolution No. 4,765 came into effect on January 6, 2020. o Interest and similar expenses increased by 58.9% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to increased expenses from interbank market funds, mainly as a result of an increase of R$19,429 million in the balance of import and export financing, which was affected by exchange rate fluctuations. This result was partially offset by financial expenses from technical provisions for insurance and private pensions plans, which amounted to a gain of R$4,807 million for the three-month period ended March 31, 2020 compared to an expense of R$3,912 million for the same period of 2019, as a result of the devaluation of investment fund quotas and consequent effect on the private pension plans. The gain on financial expenses from technical provisions for insurance and private pension plans was almost entirely offset by a loss on financial income related to the same technical provisions. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details on Net interest and similar income. 8 compared to the same period of 2019, mainly due to the adjustment to the fair value of financial assets and liabilities. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 33.4% for the three-month period ended March 31, 2020 compared to 17.2% for the same period of 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$14,428 million for the three-month period ended March 31, 2020, compared to a gain of R$110 million for the same period of 2019. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$630 million for the three-month period ended March 31, 2020 compared to the same period of 2019. o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 26.2% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the growth of our loan portfolio particularly our micro/small and medium businesses portfolio (10.1%) and corporate portfolio (21.5%) in Brazil as of March 31, 2020 compared to December 31, 2019. This result was partially offset by lower interest rates and lower spreads on credit products, in part due to Resolution No. 4,765, which caps interest rates for checking account overdraft facilities up to 8% per month. CMN Resolution No. 4,765 came into effect on January 6, 2020. o Interest and similar expenses increased by 58.9% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to increased expenses from interbank market funds, mainly as a result of an increase of R$19,429 million in the balance of import and export financing, which was affected by exchange rate fluctuations. This result was partially offset by financial expenses from technical provisions for insurance and private pensions plans, which amounted to a gain of R$4,807 million for the three-month period ended March 31, 2020 compared to an expense of R$3,912 million for the same period of 2019, as a result of the devaluation of investment fund quotas and consequent effect on the private pension plans. The gain on financial expenses from technical provisions for insurance and private pension plans was almost entirely offset by a loss on financial income related to the same technical provisions. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details on Net interest and similar income. 8

• Non-Interest Income increased by 5.8% to R$11,424 million for the three-month period ended March 31, 2020 compared to the same period of 2019. This increase was mainly due to an increase in: (i) income from funds management fees of 45.0%, or R$524 million, for the three-month period ended March 31, 2020 compared to the same period of 2019, due to a 12.4% increase in the balance of assets under management; (ii) income from advisory and brokerage services of 123.4%, or R$427 million, for the three- month period ended March 31, 2020 compared to the same period of 2019, mainly due to increased activity in the capital markets; and (iii) income from current account services of 4.2%, or R$82 million, for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the increase in the number of current account holders and the greater number of payment transactions, although this result was partially offset by a greater number of fee exemptions granted to current account holders. These results were partially offset by lower revenues from acquiring business, particularly revenues from merchant discount rate, rental of equipment and prepayments. As of the second half of March 2020, the volume of credit and debit cards transactions decreased due to social distancing measures adopted in response to the COVID-19 pandemic. The following chart shows the main components of our banking service fees for the three- month periods ended March 31, 2020 and 2019: Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees. 9 • Non-Interest Income increased by 5.8% to R$11,424 million for the three-month period ended March 31, 2020 compared to the same period of 2019. This increase was mainly due to an increase in: (i) income from funds management fees of 45.0%, or R$524 million, for the three-month period ended March 31, 2020 compared to the same period of 2019, due to a 12.4% increase in the balance of assets under management; (ii) income from advisory and brokerage services of 123.4%, or R$427 million, for the three- month period ended March 31, 2020 compared to the same period of 2019, mainly due to increased activity in the capital markets; and (iii) income from current account services of 4.2%, or R$82 million, for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the increase in the number of current account holders and the greater number of payment transactions, although this result was partially offset by a greater number of fee exemptions granted to current account holders. These results were partially offset by lower revenues from acquiring business, particularly revenues from merchant discount rate, rental of equipment and prepayments. As of the second half of March 2020, the volume of credit and debit cards transactions decreased due to social distancing measures adopted in response to the COVID-19 pandemic. The following chart shows the main components of our banking service fees for the three- month periods ended March 31, 2020 and 2019: Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees. 9

• Expected Loss from Financial Assets and Claims increased by 173.9% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to an increase in expected loss with loan operations and lease operations of R$5,923 million for the three- month period ended March 31, 2020. This increase is related to the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. Please see “Note 10—Loan and lease operations portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of March 31, 2020, our 90-day NPL ratio was 3.5%, a decrease of 8 basis point compared to March 30, 2019, due to a 50 basis point decrease of the 90-day NPL ratio for our loans to companies portfolio This decrease was offset by a 50 basis point increase in the 90-day NPL ratio for our individuals loan portfolio, mainly due to an increase in higher risk loan portfolios in the product mix. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of March 31, 2020, our 15 to 90 days NPL ratio was 2.6% an increase of 13 basis point compared to March 31, 2019. Our 15 to 90-day NPL ratio of our companies loan portfolio increased 12 basis point, and our 15 to 90-day NPL ratio of our individuals loan portfolio increased 27 basis point, mainly due to an increase in higher risk loan portfolios in the product mix. The chart below shows a comparison of both NPL ratios for each quarter as of March 31, 2019 through to March 31, 2020: 10 • Expected Loss from Financial Assets and Claims increased by 173.9% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to an increase in expected loss with loan operations and lease operations of R$5,923 million for the three- month period ended March 31, 2020. This increase is related to the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. Please see “Note 10—Loan and lease operations portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of March 31, 2020, our 90-day NPL ratio was 3.5%, a decrease of 8 basis point compared to March 30, 2019, due to a 50 basis point decrease of the 90-day NPL ratio for our loans to companies portfolio This decrease was offset by a 50 basis point increase in the 90-day NPL ratio for our individuals loan portfolio, mainly due to an increase in higher risk loan portfolios in the product mix. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of March 31, 2020, our 15 to 90 days NPL ratio was 2.6% an increase of 13 basis point compared to March 31, 2019. Our 15 to 90-day NPL ratio of our companies loan portfolio increased 12 basis point, and our 15 to 90-day NPL ratio of our individuals loan portfolio increased 27 basis point, mainly due to an increase in higher risk loan portfolios in the product mix. The chart below shows a comparison of both NPL ratios for each quarter as of March 31, 2019 through to March 31, 2020: 10

o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of March 31, 2020, our coverage ratio was 196.7% compared to a ratio of 171.5% as of March 31, 2019. This increase was mainly due to increased provisions for expected losses from loans to individuals, driven by an increase in the balance of our loan portfolio for this segment and the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020 as a result of the COVID-19 pandemic, which was captured by our expected loss provisioning model. The chart below shows a comparison in the coverage ratios for each quarter as of March 31, 2019 through March 31, 2020: • Other Operating Income (Expenses) decreased by 12.6% to an expense of R$13,176 million for the three-month period ended March 31, 2020 from an expense of R$15,077 million for the same period of 2019, mainly due to: (i) reduced fixed costs, as a result of closing of brick and mortar branches; (ii) reduced personnel expenses, as a result of a reduction in the number of branches and our 2019 voluntary severance program; and (iii) reduced profit sharing, data processing and telecommunications expenses. Please see “Note 23—General and administrative expenses” to our unaudited interim consolidated financial statements for further details. 11 o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of March 31, 2020, our coverage ratio was 196.7% compared to a ratio of 171.5% as of March 31, 2019. This increase was mainly due to increased provisions for expected losses from loans to individuals, driven by an increase in the balance of our loan portfolio for this segment and the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020 as a result of the COVID-19 pandemic, which was captured by our expected loss provisioning model. The chart below shows a comparison in the coverage ratios for each quarter as of March 31, 2019 through March 31, 2020: • Other Operating Income (Expenses) decreased by 12.6% to an expense of R$13,176 million for the three-month period ended March 31, 2020 from an expense of R$15,077 million for the same period of 2019, mainly due to: (i) reduced fixed costs, as a result of closing of brick and mortar branches; (ii) reduced personnel expenses, as a result of a reduction in the number of branches and our 2019 voluntary severance program; and (iii) reduced profit sharing, data processing and telecommunications expenses. Please see “Note 23—General and administrative expenses” to our unaudited interim consolidated financial statements for further details. 11

• Current and deferred income and social contribution taxes amounted to a gain of R$12,965 million for the three-month period ended March 31, 2020, from an expense of R$2,635 million for the same period of 2019. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income,” which amounted to a gain of R$13,023 million for the three-month period ended March 31, 2020 compared to a gain of R$111 million for the same period of 2019. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased 97.9% for the three-month period ended March 31, 2020 compared to the same period of 2019. This decrease is mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. In the three-month period ended March 31, 2019, the nominal rate for income and social contribution taxes was 40% and as of March 1, 2020 the nominal rate was increased to 45%. Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS but based on accounting practices adopted in Brazil as established by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2019 Form 20-F and “Note 30 – Segment information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2020 to March 31, 2020: 12 • Current and deferred income and social contribution taxes amounted to a gain of R$12,965 million for the three-month period ended March 31, 2020, from an expense of R$2,635 million for the same period of 2019. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income,” which amounted to a gain of R$13,023 million for the three-month period ended March 31, 2020 compared to a gain of R$111 million for the same period of 2019. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased 97.9% for the three-month period ended March 31, 2020 compared to the same period of 2019. This decrease is mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. In the three-month period ended March 31, 2019, the nominal rate for income and social contribution taxes was 40% and as of March 1, 2020 the nominal rate was increased to 45%. Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS but based on accounting practices adopted in Brazil as established by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2019 Form 20-F and “Note 30 – Segment information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2020 to March 31, 2020: 12

Activities with Retail Wholesale Summarized Consolidated Statement of Income the Market + Total IFRS Banking Banking Adjustments from January 1, 2020 to March 31, 2020¹ Corporation (a)+(b)+(c) consolidated² (a) (b) (c) (In millions of R$) Operating revenues 19,705 7 ,593 1 ,908 29,206 (15,234) 1 3,972 Cost of Credit (6 ,919) (3,168) - (10,087) 333 (9 ,754) Claims (3 26) (3) - (3 29) - (3 29) Other operating income (expenses) (1 0,101) (3,613) (3 8) (1 3,752) 576 (13,176) Income tax and social contribution (5 46) 7 (4 36) (9 75) 1 3,940 1 2,965 Non-controlling interest in subsidiaries (5 3) (8 9) (9) (1 51) (6 8) (2 19) Net income 1,760 727 1,425 3 ,912 (4 53) 3 ,459 (1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Activities with the Market + Corporation . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. (2) Net income presented refers to net income attributable to owners of the parent company . The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019. Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the three-month periods ended March 31, 2020 and 2019: Three-month periods ended Variation Summarized Consolidated Statement of Income - March 31, Retail Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 1 9,705 18,569 1,136 6.1 Cost of credit and claims (7,245) (3,953) (3,292) 83.3 Other operating income (expenses) (10,101) (9,902) (199) 2 .0 Income tax and social contribution (546) (1,586) 1 ,040 (65.5) Non-controlling interest in subsidiaries (53) (54) 2 (2.9) Net income 1,760 3,074 (1,314) (42.8) 13 Activities with Retail Wholesale Summarized Consolidated Statement of Income the Market + Total IFRS Banking Banking Adjustments from January 1, 2020 to March 31, 2020¹ Corporation (a)+(b)+(c) consolidated² (a) (b) (c) (In millions of R$) Operating revenues 19,705 7 ,593 1 ,908 29,206 (15,234) 1 3,972 Cost of Credit (6 ,919) (3,168) - (10,087) 333 (9 ,754) Claims (3 26) (3) - (3 29) - (3 29) Other operating income (expenses) (1 0,101) (3,613) (3 8) (1 3,752) 576 (13,176) Income tax and social contribution (5 46) 7 (4 36) (9 75) 1 3,940 1 2,965 Non-controlling interest in subsidiaries (5 3) (8 9) (9) (1 51) (6 8) (2 19) Net income 1,760 727 1,425 3 ,912 (4 53) 3 ,459 (1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Activities with the Market + Corporation . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. (2) Net income presented refers to net income attributable to owners of the parent company . The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019. Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the three-month periods ended March 31, 2020 and 2019: Three-month periods ended Variation Summarized Consolidated Statement of Income - March 31, Retail Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 1 9,705 18,569 1,136 6.1 Cost of credit and claims (7,245) (3,953) (3,292) 83.3 Other operating income (expenses) (10,101) (9,902) (199) 2 .0 Income tax and social contribution (546) (1,586) 1 ,040 (65.5) Non-controlling interest in subsidiaries (53) (54) 2 (2.9) Net income 1,760 3,074 (1,314) (42.8) 13

Net income from Retail Banking decreased by 42.8%, to R$1,760 million for the three-month period ended March 31, 2020 from R$3,074 million for the same period of 2019. These results are explained as follows: • Operating revenues: increased by 6.1% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to a 12.6% increase in our loan portfolio for this segment, mainly as a result of increased credit origination, particularly in small and middle market companies portfolios. • Cost of credit and claims increased by 83.3% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the change in the macroeconomic scenario and the financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. The provisions for loan and losses of the Retail Banking segment were also affected by an increase in nonperforming loan ratios. • Other operating income (expenses) increased by 2.0% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to: (i) reduced fixed costs, as a result of closing the brick and mortar branches in Brazil; (ii) reduced in personnel expenses, as a result of the reduction in the number of branches and our 2019 voluntary severance program; and (iii) reduced profit sharing, data processing and telecommunications expenses. • Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (b) Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the three-month periods ended March 31, 2020 and 2019: 14 Net income from Retail Banking decreased by 42.8%, to R$1,760 million for the three-month period ended March 31, 2020 from R$3,074 million for the same period of 2019. These results are explained as follows: • Operating revenues: increased by 6.1% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to a 12.6% increase in our loan portfolio for this segment, mainly as a result of increased credit origination, particularly in small and middle market companies portfolios. • Cost of credit and claims increased by 83.3% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the change in the macroeconomic scenario and the financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. The provisions for loan and losses of the Retail Banking segment were also affected by an increase in nonperforming loan ratios. • Other operating income (expenses) increased by 2.0% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to: (i) reduced fixed costs, as a result of closing the brick and mortar branches in Brazil; (ii) reduced in personnel expenses, as a result of the reduction in the number of branches and our 2019 voluntary severance program; and (iii) reduced profit sharing, data processing and telecommunications expenses. • Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (b) Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the three-month periods ended March 31, 2020 and 2019: 14

Summarized Consolidated Statement of Income - Wholesale Banking	Three-month periods ended March 31,		Variation	
	2020	2019	R$ million	%
	(In millions of R$)			
Operating revenues	7,593	7,113	480	6.7
Cost of credit and claims	(3,171)	(150)	(3,021)	2,014.4
Other operating income (expenses)	(3,613)	(3,653)	40	(1.1)
Income tax and social contribution	7	(937)	944	-
Non-controlling interest in subsidiaries	(89)	(135)	46	(33.9)
Net income	**727**	**2,238**	**(1,511)**	**(67.5)**

Net income from Wholesale Banking decreased 67.5% to R$727 million for the three-month period ended March 31, 2020 from R$2,238 million for the same period of 2019. These results are explained as follows:

- **Operating revenues:** increased by 6.7% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to a 45.0% increase in revenues from funds management fees as a result of a 12.4% increase in the balance of assets under management. Further, income from advisory and brokerage services increased by 123.4%, mainly due to increased capital markets activity during the three-month period ended March 31, 2020 compared to the same period of 2019.

- **Cost of credit and claims** increased by 2,014.4% for the three-month period ended March 31, 2020 compared to the same period of 2019, mainly due to the change in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic.

- **Income tax and social contribution** for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution.

(c) Activities with the Market + Corporation (formerly Trading & Institutional)

It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our

15

Activities with the Market + Corporation segment for the three-month periods ended March 31, 2020 and 2019: Net income from Activities with the Market + Corporation decreased 8.8% to R$1,425 million for the three-month period ended March 31, 2020 from R$1,564 million for the same period of 2019, mainly due to the impact on the valuation of financial instruments as of the second half of March 2020 as a result of the COVID-19 pandemic, which resulted in lower gains in the over-hedge strategy of our investments abroad and our trading desk. • Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of March 31, 2020 and December 31, 2019. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 16 Activities with the Market + Corporation segment for the three-month periods ended March 31, 2020 and 2019: Net income from Activities with the Market + Corporation decreased 8.8% to R$1,425 million for the three-month period ended March 31, 2020 from R$1,564 million for the same period of 2019, mainly due to the impact on the valuation of financial instruments as of the second half of March 2020 as a result of the COVID-19 pandemic, which resulted in lower gains in the over-hedge strategy of our investments abroad and our trading desk. • Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of March 31, 2020 and December 31, 2019. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 16

March 31, 2020 compared to December 31, 2019. Total assets increased by 12.9.%, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Compulsory deposits in the Central Bank of Brazil decreased by 25.7%, or R$23,476 million, as of March 31, 2020 compared to December 31, 2019, due to changes in regulations which reduced the rate for compulsory deposits. For time deposits, the rate was reduced from: (i) 31% as of December 31, 2019; to (ii) 25% effective as of March 2, 2020; and to (iii) 17%, effective as of March 30, 2020. • Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by 24.5% as of March 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$66,982 million in securities purchased under agreements to resell; (ii) R$16,311 million in interbank deposits and (iii) R$6,224 million in securities at amortized costs, mainly Brazilian government securities, which were affected by exchange rate fluctuations. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” to our unaudited interim consolidated financial statements for further details. • Loan and lease operations portfolio increased by 9.6% as of March 31, 2020, compared to December 31, 2019, mainly due to the following increases: (i) 10.1% in our micro/small and medium businesses loan portfolio (credit origination increased by 22.3%) and (ii) 21.5% in our corporate loan portfolio (credit origination increased by 71.9%), mainly due to working capital, vehicle and export/import financings. Our Latin America loan portfolio, increased by 18.1%, as a result of exchange rate fluctuations. 17 March 31, 2020 compared to December 31, 2019. Total assets increased by 12.9.%, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Compulsory deposits in the Central Bank of Brazil decreased by 25.7%, or R$23,476 million, as of March 31, 2020 compared to December 31, 2019, due to changes in regulations which reduced the rate for compulsory deposits. For time deposits, the rate was reduced from: (i) 31% as of December 31, 2019; to (ii) 25% effective as of March 2, 2020; and to (iii) 17%, effective as of March 30, 2020. • Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by 24.5% as of March 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$66,982 million in securities purchased under agreements to resell; (ii) R$16,311 million in interbank deposits and (iii) R$6,224 million in securities at amortized costs, mainly Brazilian government securities, which were affected by exchange rate fluctuations. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” to our unaudited interim consolidated financial statements for further details. • Loan and lease operations portfolio increased by 9.6% as of March 31, 2020, compared to December 31, 2019, mainly due to the following increases: (i) 10.1% in our micro/small and medium businesses loan portfolio (credit origination increased by 22.3%) and (ii) 21.5% in our corporate loan portfolio (credit origination increased by 71.9%), mainly due to working capital, vehicle and export/import financings. Our Latin America loan portfolio, increased by 18.1%, as a result of exchange rate fluctuations. 17

Loan and Lease Operations, by asset type	As of March 31, 2020	As of December 31, 2019	Variation	
			R$ million	%
	(In millions of R$)			
Individuals	238,098	240,490	(2,392)	(1.0)
Corporate	122,475	100,789	21,686	21.5
Micro/Small and Medium Businesses	99,887	90,733	9,154	10.1
Foreign Loans Latin America	181,605	153,779	27,826	18.1
Total Loan operations and lease operations portfolio	**642,065**	**585,791**	**56,274**	**9.6**

Please see "Note 10—Loan and lease operations portfolio" to our unaudited interim consolidated financial statements for further details.

- **Financial assets at fair value through other comprehensive income** increased by 9.5% as of March 31, 2020 compared to December 31, 2019, mainly due to: (i) an increase of R$2,638 million in the balance of Brazilian government securities and (ii) an increase of R$5,358 million in government securities issued abroad as part of our asset and liability management strategy.

  Please see "Note 8 – Financial assets at fair value through other comprehensive income – Securities" to our unaudited interim consolidated financial statements for further details.

- **Financial assets at fair value through profit or loss** increased by 14.9% as of March 31, 2020, compared to December 31, 2019, mainly due to the increase of R$39,931 million in derivatives, both for our proprietary hedging strategy and that for clients' operations. This increase relates to increased market volatility resulting from the COVID-19 pandemic.

  Please see "Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities" and "Note 6 – Derivatives" to our unaudited interim consolidated financial statements for further details.

- **Tax assets** increased by 34.8% as of March 31, 2020, compared to December 31, 2019, mainly due to the increase in tax credits recorded in the period, as discussed under "—Current and deferred income and social contribution taxes".

We present below our summarized balance sheet – liabilities and stockholders' equity as of March 31, 2020 and December 31, 2019. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

18

Variation Summarized Balance Sheet - Liabilities and As of March 31, As of December 31, 2020 2019 R$ million % Stockholders' Equity (In millions of R$) Financial Liabilities 1,428,561 1,211,999 216,562 17.9 At Amortized Cost 1,335,571 1,159,830 1 75,741 15.2 Deposits 606,750 507,060 9 9,690 19.7 Securities sold under repurchase agreements 298,406 256,583 41,823 16.3 Interbank market debt, Institutional market debt and 430,415 396,187 3 4,228 8.6 other financial liabilities At Fair Value Through Profit or Loss 88,299 48,029 4 0,270 83.8 Provision for Expected Loss 4,691 4,140 551 13.3 Reserves for insurance and private pension 212,231 218,334 (6,103) (2.8) Provisions 20,217 21,454 (1,237) (5.8) Tax liabilities 5,901 7,891 (1,990) (25.2) Other liabilities 37,675 28,338 9,337 32.9 Total liabilities 1,704,585 1,488,016 216,569 14.6 Total stockholders’ equity attributed to the owners of the 129,808 136,925 (7,117) (5.2) parent company Non-controlling interests 13,709 12,540 1 ,169 9.3 Total stockholders’ equity 143,517 149,465 (5,948) (4.0) Total liabilities and stockholders' equity 1,848,102 1,637,481 2 10,621 12.9 Total liabilities and stockholders’ equity increased by 12.9% as of March 31, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss. These results are detailed as follows: • Deposits increased by 19.7% as of March 31, 2020 compared to December 31, 2019, mainly due to an increase of R$73,538 million in time deposits, R$19,405 million in demand deposits and R$5,042 million in saving deposits. These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as of the second half of March 2020. Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details. • Securities sold under repurchase agreements increased by 16.3% as of March 31, 2020 compared to December 31, 2019, mainly due to a R$41,261 million increase in assets received as collateral and a R$15,010 million increase in securities with right to sell or repledge the collateral. This result was offset by a R$14,448 million decrease in assets pledged as collateral. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. • Interbank and Institutional market debt and other financial liabilities increased by 8.6% as of March 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$15,705 million in obligations on securities issued abroad, including the issuance of US$ 1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, 19 Variation Summarized Balance Sheet - Liabilities and As of March 31, As of December 31, 2020 2019 R$ million % Stockholders' Equity (In millions of R$) Financial Liabilities 1,428,561 1,211,999 216,562 17.9 At Amortized Cost 1,335,571 1,159,830 1 75,741 15.2 Deposits 606,750 507,060 9 9,690 19.7 Securities sold under repurchase agreements 298,406 256,583 41,823 16.3 Interbank market debt, Institutional market debt and 430,415 396,187 3 4,228 8.6 other financial liabilities At Fair Value Through Profit or Loss 88,299 48,029 4 0,270 83.8 Provision for Expected Loss 4,691 4,140 551 13.3 Reserves for insurance and private pension 212,231 218,334 (6,103) (2.8) Provisions 20,217 21,454 (1,237) (5.8) Tax liabilities 5,901 7,891 (1,990) (25.2) Other liabilities 37,675 28,338 9,337 32.9 Total liabilities 1,704,585 1,488,016 216,569 14.6 Total stockholders’ equity attributed to the owners of the 129,808 136,925 (7,117) (5.2) parent company Non-controlling interests 13,709 12,540 1 ,169 9.3 Total stockholders’ equity 143,517 149,465 (5,948) (4.0) Total liabilities and stockholders' equity 1,848,102 1,637,481 2 10,621 12.9 Total liabilities and stockholders’ equity increased by 12.9% as of March 31, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss. These results are detailed as follows: • Deposits increased by 19.7% as of March 31, 2020 compared to December 31, 2019, mainly due to an increase of R$73,538 million in time deposits, R$19,405 million in demand deposits and R$5,042 million in saving deposits. These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as of the second half of March 2020. Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details. • Securities sold under repurchase agreements increased by 16.3% as of March 31, 2020 compared to December 31, 2019, mainly due to a R$41,261 million increase in assets received as collateral and a R$15,010 million increase in securities with right to sell or repledge the collateral. This result was offset by a R$14,448 million decrease in assets pledged as collateral. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. • Interbank and Institutional market debt and other financial liabilities increased by 8.6% as of March 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$15,705 million in obligations on securities issued abroad, including the issuance of US$ 1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, 19 as of January 31, 2020); (ii) R$19,429 million in import and export financings; and (iii) R$16,793 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020). These items were also directly affected by exchange rate fluctuations. This increase was partially offset by a R$4,393 million reduction in financial credit bills and a R$2,943 million reduction in real estate credit bills, as of March 31, 2020 compared to December 31, 2019, mainly due to the maturity of these bills. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. • Financial liabilities at fair value through profit and loss increased by 83.8% as of March 31, 2020, compared to December 31, 2019, mainly due to a R$40,307 million increase in derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This increase is related to increased market volatility resulting from the COVID-19 pandemic. Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details. • Stockholders’ equity (attributable to the owners of the parent company) decreased by 5.2% as of March 31, 2020 compared to December 31, 2019, mainly due to a distribution of R$10,257 million in dividends and interest on capital, mainly relating to our 2019 earnings. This decrease was partially offset by our net income of R$3,459 million for the three-month period ended March 31, 2020. Capital-to-risk-weighted assets ratio For the three-month period ended March 31, 2020, our Tier I Capital ratio decreased by 240 basis points as a result of an increase of R$152,217 million in our Risk-Weighted Assets (RWA), mainly due to: (i) higher exposure of Credit Risk-Weighted Assets (RWA ) as a result of exchange rate fluctuations CPAD and the expansion of our credit portfolio, and (ii) payment of additional dividends and interest on capital relating to our 2019 earnings. This decrease was partially offset by: (i) a 30 basis points increase from net income and (ii) a 40 basis point increase in our Additional Tier 1 Capital from the issuance of Additional Tier 1 Subordinated Notes in February 2020. 20 as of January 31, 2020); (ii) R$19,429 million in import and export financings; and (iii) R$16,793 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020). These items were also directly affected by exchange rate fluctuations. This increase was partially offset by a R$4,393 million reduction in financial credit bills and a R$2,943 million reduction in real estate credit bills, as of March 31, 2020 compared to December 31, 2019, mainly due to the maturity of these bills. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. • Financial liabilities at fair value through profit and loss increased by 83.8% as of March 31, 2020, compared to December 31, 2019, mainly due to a R$40,307 million increase in derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This increase is related to increased market volatility resulting from the COVID-19 pandemic. Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details. • Stockholders’ equity (attributable to the owners of the parent company) decreased by 5.2% as of March 31, 2020 compared to December 31, 2019, mainly due to a distribution of R$10,257 million in dividends and interest on capital, mainly relating to our 2019 earnings. This decrease was partially offset by our net income of R$3,459 million for the three-month period ended March 31, 2020. Capital-to-risk-weighted assets ratio For the three-month period ended March 31, 2020, our Tier I Capital ratio decreased by 240 basis points as a result of an increase of R$152,217 million in our Risk-Weighted Assets (RWA), mainly due to: (i) higher exposure of Credit Risk-Weighted Assets (RWA ) as a result of exchange rate fluctuations CPAD and the expansion of our credit portfolio, and (ii) payment of additional dividends and interest on capital relating to our 2019 earnings. This decrease was partially offset by: (i) a 30 basis points increase from net income and (ii) a 40 basis point increase in our Additional Tier 1 Capital from the issuance of Additional Tier 1 Subordinated Notes in February 2020. 20

As of March 31, 2020, our Tier I capital ratio was 12.0% and our Common Equity Tier I ratio reached 10.3%. As of March 31, 2020, Additional Tier I Capital represented 170 basis points of our Tier I capital. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the three-month period ended March 31, 2020. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. 21 As of March 31, 2020, our Tier I capital ratio was 12.0% and our Common Equity Tier I ratio reached 10.3%. As of March 31, 2020, Additional Tier I Capital represented 170 basis points of our Tier I capital. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the three-month period ended March 31, 2020. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. 21

Our average LCR as of March 31, 2020 was 165.5% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As of March 31, As of December 31, 2020 2019 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 8 11,680 7 33,242 Total Required Stable Funding (RSF)² 6 95,135 5 99,963 NSFR (% ) 116.8% 122.2% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of March 31, 2020, our ASF totaled R$811.7 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$695.1 billion, particularly due to loans and 22 Our average LCR as of March 31, 2020 was 165.5% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As of March 31, As of December 31, 2020 2019 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 8 11,680 7 33,242 Total Required Stable Funding (RSF)² 6 95,135 5 99,963 NSFR (% ) 116.8% 122.2% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of March 31, 2020, our ASF totaled R$811.7 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$695.1 billion, particularly due to loans and 22 financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks. As of March 31, 2020, our NSFR was 116.8% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of March 31, 2020 and 2019: Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding. 23 financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks. As of March 31, 2020, our NSFR was 116.8% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of March 31, 2020 and 2019: Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding. 23

Capital Expenditures Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of March 31, 2020. The information is derived from our unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2020. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since March 31, 2020. 24 Capital Expenditures Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of March 31, 2020. The information is derived from our unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2020. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since March 31, 2020. 24

Capital Management Capital Adequacy Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks and capital required to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. 25 Capital Management Capital Adequacy Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks and capital required to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. 25

As of March 31, 2020, our Total Capital reached R$ 139,218 million, a decrease of R$ 1,378 million compared to December 31, 2019. Capital ratios Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate, which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards. Our Total Capital ratio reached 13.3% as of March 31, 2020, a decrease of 250 basis points compared to December 31, 2019, mainly due to (i) higher exposure of Credit Risk-Weighted Assets (RWACPAD), as a result of exchange rate fluctuations and the growth of our credit portfolio, and (ii) the payment of additional dividends and interest on capital mainly relating to our 2019 earnings. This decrease was partially offset by our net income from this period and the issuance of Tier 1 Subordinated Notes and Tier 2 Subordinated Notes. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. 26 As of March 31, 2020, our Total Capital reached R$ 139,218 million, a decrease of R$ 1,378 million compared to December 31, 2019. Capital ratios Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate, which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards. Our Total Capital ratio reached 13.3% as of March 31, 2020, a decrease of 250 basis points compared to December 31, 2019, mainly due to (i) higher exposure of Credit Risk-Weighted Assets (RWACPAD), as a result of exchange rate fluctuations and the growth of our credit portfolio, and (ii) the payment of additional dividends and interest on capital mainly relating to our 2019 earnings. This decrease was partially offset by our net income from this period and the issuance of Tier 1 Subordinated Notes and Tier 2 Subordinated Notes. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. 26

E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements. RECENT DEVELOPMENTS Supervision and Regulation Recent Developments This section presents a summary of certain measures adopted by the CMN and the Central Bank to address the consequences of the COVID-19 pandemic on the Brazilian financial system, as well as the new open banking regulations. (a) Central Bank authorized to buy and sell government bonds and private financial assets and securities in the secondary market Constitutional Amendment No. 106, enacted on May 7, 2020, sets forth emergency economic and budget measures for the Brazilian government during the COVID-19 pandemic. Among them, the amendment authorizes the Central Bank, for the duration of the pandemic, to buy and sell (i) government bonds in local and foreign secondary markets; and (ii) other assets, in domestic secondary financial, capital and payments markets, provided that, at the time of purchase, they have a credit risk rating in the local market greater than or equal to BB-, conferred by at least one of the three largest international rating agencies, as well as a reference price published by a financial market entity accredited by the Central Bank. (b) Open Banking Regulation On May 4, 2020, the Central Bank and the CMN enacted Joint Resolution No. 1, which regulates open banking. Open banking consists of the sharing of data and payment initiation services and forwarding credit transaction proposals, by financial institutions and other authorized entities, upon customers’ authorization and integration of information systems. Among other topics, the resolution sets forth the mandatory and voluntary participating institutions, the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. According to the resolution, financial institutions and prudential conglomerates belonging to the S1 and S2 segments, as is our case, are required to participate in open banking. 27 E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements. RECENT DEVELOPMENTS Supervision and Regulation Recent Developments This section presents a summary of certain measures adopted by the CMN and the Central Bank to address the consequences of the COVID-19 pandemic on the Brazilian financial system, as well as the new open banking regulations. (a) Central Bank authorized to buy and sell government bonds and private financial assets and securities in the secondary market Constitutional Amendment No. 106, enacted on May 7, 2020, sets forth emergency economic and budget measures for the Brazilian government during the COVID-19 pandemic. Among them, the amendment authorizes the Central Bank, for the duration of the pandemic, to buy and sell (i) government bonds in local and foreign secondary markets; and (ii) other assets, in domestic secondary financial, capital and payments markets, provided that, at the time of purchase, they have a credit risk rating in the local market greater than or equal to BB-, conferred by at least one of the three largest international rating agencies, as well as a reference price published by a financial market entity accredited by the Central Bank. (b) Open Banking Regulation On May 4, 2020, the Central Bank and the CMN enacted Joint Resolution No. 1, which regulates open banking. Open banking consists of the sharing of data and payment initiation services and forwarding credit transaction proposals, by financial institutions and other authorized entities, upon customers’ authorization and integration of information systems. Among other topics, the resolution sets forth the mandatory and voluntary participating institutions, the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. According to the resolution, financial institutions and prudential conglomerates belonging to the S1 and S2 segments, as is our case, are required to participate in open banking. 27

Open banking has a four-stage implementation plan, as follows: • Stage 1 (by November 30, 2020): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions. • Stage 2 (by May 31, 2021): sharing of customer reference data and customer transactional data among the participating institutions. • Stage 3 (by August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals. • Stage 4 (by October 25, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions. (c) CMN and Central Bank regulate the electronic issuance of trade bills (duplicatas mercantis) On May 4, 2020, the CMN and the Central Bank issued Resolution No. 4,815 and Circular No. 4,016, respectively, which regulate the electronic issuance of trade bills, which is a common debt instrument used in business sales. Considering that Law No. 13,775/2018 allowed the issuance of trade bills through entry in an electronic bookkeeping system, these rules govern the bookkeeping, registration, settlement and negotiation of the instruments. Under the regulation, it is the obligation of the bookkeeper to certify the validity and uniqueness of the trade bill, in addition to controlling the payment flow to its legitimate holder. In addition, through registration, the company issuing the bill will be able to access more easily share information about these receivables with different financial institutions, permitting an increase in competition for the financing of the bills and ensuring further security for the financial institutions. Both rules will enter into effect on June 1, 2020. 28 Open banking has a four-stage implementation plan, as follows: • Stage 1 (by November 30, 2020): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions. • Stage 2 (by May 31, 2021): sharing of customer reference data and customer transactional data among the participating institutions. • Stage 3 (by August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals. • Stage 4 (by October 25, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions. (c) CMN and Central Bank regulate the electronic issuance of trade bills (duplicatas mercantis) On May 4, 2020, the CMN and the Central Bank issued Resolution No. 4,815 and Circular No. 4,016, respectively, which regulate the electronic issuance of trade bills, which is a common debt instrument used in business sales. Considering that Law No. 13,775/2018 allowed the issuance of trade bills through entry in an electronic bookkeeping system, these rules govern the bookkeeping, registration, settlement and negotiation of the instruments. Under the regulation, it is the obligation of the bookkeeper to certify the validity and uniqueness of the trade bill, in addition to controlling the payment flow to its legitimate holder. In addition, through registration, the company issuing the bill will be able to access more easily share information about these receivables with different financial institutions, permitting an increase in competition for the financing of the bills and ensuring further security for the financial institutions. Both rules will enter into effect on June 1, 2020. 28

FINANCIAL STATEMENTS 29 FINANCIAL STATEMENTS 29

pwc ltaú Unibanco Holding S.A Other matters Statement of added value The consolidated interim financial statements referred to above include the consolidated statement of added value for the three-month period ended March 31, 2020. This statement is the responsibility of the Company's management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated interim financial statements for the purpose of concluding whether it is reconciled with the consolidated interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 Statement ofValue Added . Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated interim financial statements taken as a whole. pwc ltaú Unibanco Holding S.A Other matters Statement of added value The consolidated interim financial statements referred to above include the consolidated statement of added value for the three-month period ended March 31, 2020. This statement is the responsibility of the Company's management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated interim financial statements for the purpose of concluding whether it is reconciled with the consolidated interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 Statement ofValue Added . Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated interim financial statements taken as a whole.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	03/31/2020	12/31/2019
Cash		38,275	30,367
Financial Assets		1,681,710	1,501,481
At Amortized Cost		1,226,866	1,101,892
Compulsory deposits in the Central Bank of Brazil		67,772	91,248
Interbank deposits	4	50,960	34,583
Securities purchased under agreements to resell	4	265,409	198,428
Securities	9	139,343	133,119
Loan and lease operations	10	642,065	585,791
Other financial assets	18a	104,064	94,752
(-) Provision for Expected Loss	4, 9 and 10	(42,747)	(36,029)
At Fair Value Through Other Comprehensive Income		83,936	76,660
Securities	8	83,936	76,660
At Fair Value Through Profit or Loss		370,908	322,929
Securities	5	289,123	281,075
Derivatives	6 and 7	81,785	41,854
Investments in associates and joint ventures	11	15,277	15,097
Fixed assets, net	13	6,766	7,166
Goodwill and Intangible assets, net	14	21,364	19,719
Tax assets		65,977	48,960
Income tax and social contribution - to be offset		4,749	1,644
Income tax and social contribution - deferred	24b	56,100	38,914
Other		5,128	8,402
Other assets	18a	18,733	14,691
Total assets		**1,848,102**	**1,637,481**

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2020	12/31/2019
Financial Liabilities		1,428,561	1,211,999
At Amortized Cost		1,335,571	1,159,830
Deposits	15	606,750	507,060
Securities sold under repurchase agreements	17a	298,406	256,583
Interbank market funds	17b	188,134	174,862
Institutional market funds	17c	136,794	104,244
Other financial liabilities	18b	105,487	117,081
At Fair Value Through Profit or Loss		88,299	48,029
Derivatives	6 and 7	88,135	47,828
Structured notes	16	164	201
Provision for Expected Loss	10	4,691	4,140
Loan Commitments		3,648	3,303
Financial Guarantees		1,043	837
Provision for insurance and private pensions	27c	212,231	218,334
Provisions	29	20,217	21,454
Tax liabilities	24c	5,901	7,891
Income tax and social contribution - current		2,284	3,997
Income tax and social contribution - deferred	24b	581	1,058
Other		3,036	2,836
Other liabilities	18b	37,675	28,338
Total liabilities		**1,704,585**	**1,488,016**
Capital	19a	97,148	97,148
Treasury shares	19a	(912)	(1,274)
Additional paid-in capital	19c	1,867	2,175
Appropriated reserves	19c	4,609	12,948
Unappropriated reserves	19c	31,519	29,878
Other comprehensive income		(4,423)	(3,950)
Total stockholders' equity attributed to the owners of the parent company		**129,808**	**136,925**
Non-controlling interests	19d	13,709	12,540
Total stockholders' equity		**143,517**	**149,465**
Total liabilities and stockholders' equity		**1,848,102**	**1,637,481**

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.2

ITAU UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Operating Revenues		**13,972**	**28,296**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	35,588	28,192
Interest, similar income and dividend of financial assets at fair value through profit or loss		(1,671)	6,142
Interest and similar expenses	21b	(29,744)	(18,724)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	(7,676)	1,583
Foreign exchange results and exchange variations in foreign transactions		6,051	303
Commissions and Banking Fees	22	10,082	9,139
Income from insurance and private pension operations before claim and selling expenses		1,135	1,097
Revenues from insurance premiuns and private pensions		4,231	4,511
Change in provision for insurance and private pension		(3,096)	(3,414)
Other income	3	207	564
Expected Loss from Financial Assets and Claims		**(10,083)**	**(3,681)**
Expected Loss with Loan Operations and Lease Operations	10c	(9,265)	(3,342)
Expected Loss with Other Financial Asset, net		(489)	(9)
(Expenses) Recovery of claims		(329)	(330)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**3,889**	**24,615**
Other operating income (expenses)		**(13,176)**	**(15,077)**
General and administrative expenses	23	(12,906)	(13,482)
Tax expenses		(560)	(1,824)
Share of profit or (loss) in associates and joint ventures	11	290	229
Net income before income tax and social contribution		**(9,287)**	**9,538**
Current income tax and social contribution	24a	(4,048)	(1,669)
Deferred income tax and social contribution	24a	17,013	(966)
Net income		**3,678**	**6,903**
Net income attributable to owners of the parent company	25	3,459	6,747
Net income attributable to non-controlling interests	19d	219	156
Earnings per share - basic	25		
Common		0.35	0.69
Preferred		0.35	0.69
Earnings per share - diluted	25		
Common		0.35	0.69
Preferred		0.35	0.69
Weighted average number of shares outstanding - basic	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,792,863,835	4,770,295,919
Weighted average number of shares outstanding - diluted	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,820,538,297	4,806,592,987

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.3

ITAU UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income		**3,678**	**6,903**
Financial assets at fair value through other comprehensive income		(1,378)	210
Change in fair value		(2,655)	229
Tax effect		1,124	(44)
(Gains) / losses transferred to income statement	21c	279	41
Tax effect		(126)	(16)
Hedge		(2,358)	(118)
Cash flow *hedge*	7	305	38
Change in fair value		583	91
Tax effect		(278)	(53)
Hedge of net investment in foreign operation	7	(2,663)	(156)
Change in fair value		(4,908)	(274)
Tax effect		2,245	118
Remeasurements of liabilities for post-employment benefits (*)		11	2
Remeasurements	26	18	4
Tax effect		(7)	(2)
Foreign exchange variation in foreign investments		3,252	36
Total other comprehensive income		**(473)**	**130**
Total comprehensive income		**3,205**	**7,033**
Comprehensive income attributable to the owners of the parent company		**2,986**	**6,877**
Comprehensive income attributable to non-controlling interests		**219**	**156**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.4

ITAU UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)

Periods ended March 31, 2020 and 2019

(In millions of Reais)

	Attributed to owners of the parent company												
							Other comprehensive income						
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income [1]	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	**97,148**	**(1,820)**	**2,120**	**13,480**	**29,666**	**-**	**(1,110)**	**(989)**	**3,806**	**(5,519)**	**136,782**	**13,684**	**150,466**
Transactions with owners	-	486	(365)	-	-	-	-	-	-	-	121	289	410
Treasury shares	-	486	345	-	-	-	-	-	-	-	831	-	831
Result of delivery of treasury shares	-	486	345	-	-	-	-	-	-	-	831	-	831
Recognition of share-based payment plans	-	-	(710)	-	-	-	-	-	-	-	(710)	-	(710)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	289	289
Dividends	-	-	-	863	-	(2,407)	-	-	-	-	(1,544)	(224)	(1,768)
Dividends / Interest on capital paid in 2019 – declared after 12/31/2018	-	-	-	(17,500)	-	-	-	-	-	-	(17,500)	-	(17,500)
Unclaimed dividends	-	-	-	-	-	14	-	-	-	-	14	-	14
Other [3]	-	-	-	-	4	-	-	-	-	-	4	-	4
Total comprehensive income	-	-	-	-	-	6,747	210	2	36	(118)	6,877	156	7,033
Net income	-	-	-	-	-	6,747	-	-	-	-	6,747	156	6,903
Other comprehensive income for the period	-	-	-	-	-	-	210	2	36	(118)	130	-	130
Appropriations:													
Legal reserve	-	-	-	325	-	(325)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	3,782	247	(4,029)	-	-	-	-	-	-	-
Balance at 03/31/2019	**97,148**	**(1,334)**	**1,755**	**950**	**29,917**	**-**	**(900)**	**(987)**	**3,842**	**(5,637)**	**124,754**	**13,905**	**138,659**
Change in the period	**-**	**486**	**(365)**	**(12,530)**	**251**	**-**	**210**	**2**	**36**	**(118)**	**(12,028)**	**221**	**(11,807)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**2,175**	**12,948**	**29,878**	**-**	**700**	**(1,339)**	**2,224**	**(5,535)**	**136,925**	**12,540**	**149,465**
Transactions with owners	-	362	(308)	-	-	-	-	-	-	-	54	1,464	1,518
Treasury shares	-	362	200	-	-	-	-	-	-	-	562	-	562
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	-	562	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	-	(508)	-	(508)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	1,464	1,464
Dividends	-	-	-	404	-	(850)	-	-	-	-	(446)	(514)	(960)
Dividends / Interest on capital paid in 2020 – declared after 12/31/2019	-	-	-	(9,811)	-	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital	-	-	-	-	-	39	-	-	-	-	39	-	39
Other [3]	-	-	-	-	61	-	-	-	-	-	61	-	61
Total comprehensive income	-	-	-	-	-	3,459	(1,378)	11	3,252	(2,358)	2,986	219	3,205
Net income	-	-	-	-	-	3,459	-	-	-	-	3,459	219	3,678
Other comprehensive income for the period	-	-	-	-	-	-	(1,378)	11	3,252	(2,358)	(473)	-	(473)
Appropriations:													
Legal reserve	-	-	-	94	-	(94)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	974	1,580	(2,554)	-	-	-	-	-	-	-
Balance at 03/31/2020	**97,148**	**(912)**	**1,867**	**4,609**	**31,519**	**-**	**(678)**	**(1,328)**	**5,476**	**(7,893)**	**129,808**	**13,709**	**143,517**
Change in the period	**-**	**362**	**(308)**	**(8,339)**	**1,641**	**-**	**(1,378)**	**11**	**3,252**	**(2,358)**	**(7,117)**	**1,169**	**(5,948)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

(3) Includes Argentina's hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.5

ITAU UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Adjusted net income		**22,163**	**14,740**
Net income		3,678	6,903
Adjustments to net income:		**18,485**	**7,837**
Share-based payment		(439)	(562)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		17	388
Effects of changes in exchange rates on cash and cash equivalents		10,131	1,458
Expected Loss from Financial Assets and Claims		10,083	3,681
Income from interest and foreign exchange variation from operations with subordinated debt		14,555	725
Provision for insurance and private pension		3,096	3,414
Depreciation and amortization	13 e 14	886	844
Expense from update / charges on the provision for civil, labor, tax and legal obligations		242	334
Provision for civil, labor, tax and legal obligations		705	89
Revenue from update / charges on deposits in escrow		(100)	(52)
Deferred taxes (excluding hedge tax effects)	24b	(2,634)	1,076
Income from share in the net income of associates and joint ventures and other investments		(290)	(229)
Income from Financial assets - At fair value through other comprehensive income	21c	279	41
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(12,007)	(2,351)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(5,924)	(770)
(Gain) loss on sale of investments and fixed assets		(103)	(66)
Other	3	(12)	(183)
Change in assets and liabilities		**8,061**	**(6,665)**
(Increase) / decrease in assets		**(146,045)**	**(2,062)**
Interbank deposits		(17,583)	1,960
Securities purchased under agreements to resell		(60,651)	15,559
Compulsory deposits with the Central Bank of Brazil		23,476	2,870
Loan operations		(59,021)	(14,438)
Derivatives (assets / liabilities)		458	(334)
Financial assets designated at fair value through profit or loss		(8,147)	688
Other financial assets		(9,212)	(1,191)
Other tax assets		169	(264)
Other assets		(15,534)	(6,912)
(Decrease) / increase in liabilities		**154,106**	**(4,603)**
Deposits		99,690	(1,937)
Deposits received under securities repurchase agreements		41,823	(16,429)
Funds from interbank markets		13,272	4,891
Funds from institutional markets		15,757	2,421
Other financial liabilities		(11,594)	3,810
Financial liabilities at fair value throught profit or loss		-	(8)
Provision for insurance and private pension		(9,528)	110
Provisions		944	(837)
Tax liabilities		(2,114)	155
Other liabilities		9,446	5,271
Payment of income tax and social contribution		(3,590)	(2,050)
Net cash from / (used in) operating activities		**30,224**	**8,075**
Dividends / Interest on capital received from investments in associates and joint ventures		20	36
Cash from the sale of financial assets - At fair value through other comprehensive income		9,314	5,466
Cash received from redemption of financial assets at amortized cost		1,304	1,439
Cash upon sale of investments in associates and joint ventures		(18)	73
Cash upon sale of fixed assets	13	192	11
Purchase of financial assets at fair value through other comprehensive income		(9,106)	(4,757)
Purchase of financial assets at amortized cost		(1,407)	(4,193)
Purchase of fixed assets	13	(289)	(345)
Purchase of intangible assets	14	(957)	(605)
Net cash from / (used in) investment activities		**(947)**	**(2,875)**
Funding from institutional markets		3,149	3,050
Redemptions in institutional markets		(911)	(508)
Change in non-controlling interests stockholders		1,277	229
Result of delivery of treasury shares		493	683
Dividends and interest on capital paid to non-controlling interests		(327)	(164)
Dividends and interest on capital paid		(9,795)	(16,932)
Net cash from / (used in) financing activities		**(6,114)**	**(13,642)**
Net increase / (decrease) in cash and cash equivalents	2.4c	**23,163**	**(8,442)**
Cash and cash equivalents at the beginning of the period		70,811	95,558
Effects of changes in exchange rates on cash and cash equivalents		(10,131)	(1,458)
Cash and cash equivalents at the end of the period		83,843	85,658
Cash		38,275	30,376
Interbank deposits		3,355	5,160
Securities purchased under agreements to resell - Collateral held		42,213	50,122
Additional information on cash flow (Mainly Operating activities)			
Interest received		34,253	32,423
Interest paid		36,869	22,409
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		547	1,579

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.6

ITAU UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	01/01 to 03/31/2020	01/01 to 03/31/2019
Income	**33,962**	**43,669**
Interest, similar income and Dividends	32,292	36,220
Commissions and Banking Fees	10,082	9,139
Income from insurance and private pension operations before claim	1,135	1,097
Expected Loss with Other Financial Assets	(9,754)	(3,351)
Other	207	564
Expenses	**(31,773)**	**(21,114)**
Interest and similar income	(29,744)	(18,724)
Other	(2,029)	(2,390)
Inputs purchased from third parties	**(3,985)**	**(4,155)**
Materials, energy and others	(68)	(86)
Third party services	(1,137)	(1,042)
Other	(2,780)	(3,027)
Data processing and telecommunications	(921)	(1,070)
Advertising, promotions and publication	(261)	(283)
Installations	(401)	(435)
Transportation	(94)	(88)
Security	(172)	(193)
Travel expenses	(52)	(51)
Other	(879)	(907)
Gross added value	**(1,796)**	**18,400**
Depreciation and amortization	**(1,211)**	**(1,133)**
Net added value produced by the company	**(3,007)**	**17,267**
Added value received through transfer - Results of equity method	**290**	**229**
Total added value to be distributed	**(2,717)**	**17,496**
Distribution of added value	**(2,717)**	**17,496**
Personnel	**5,335**	**5,417**
Direct compensation	4,075	4,096
Benefits	1,056	1,084
FGTS – government severance pay fund	204	237
Taxes, fees and contributions	**(11,771)**	**5,135**
Federal	(12,165)	4,782
Municipal	394	353
Return on third parties' capital - Rent	**41**	**41**
Other	41	41
Return on capital	**3,678**	**6,903**
Dividends and interest on capital	850	2,407
Retained earnings / (loss) attributable to controlling shareholders	2,609	4,340
Retained earnings / (loss) attributable to non-controlling shareholders	219	156

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.8ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended March 31, 2020 • Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and st results elements. These changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. • Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. st These changes are effective for the years beginning January 1 , 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association - ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods • IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: • General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.9 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended March 31, 2020 • Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and st results elements. These changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. • Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. st These changes are effective for the years beginning January 1 , 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association - ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods • IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: • General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.9

• Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; • Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: • Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; • Risk Adjustment: estimate of offset required for differences that may occur between cash flows; • Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; • Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.10 • Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; • Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: • Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; • Risk Adjustment: estimate of offset required for differences that may occur between cash flows; • Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; • Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.10

c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: • Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. • Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. • Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.11 c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: • Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. • Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. • Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.11

Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: • Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; • Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: • Cash flows projected for periods of available forecasts and long-term assumptions for these flows; • Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.12 Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: • Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; • Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: • Cash flows projected for periods of available forecasts and long-term assumptions for these flows; • Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.12

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.13 j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

		Functional currency [1]	Incorporation country	Activity	Interest in voting capital at		Interest in total capital at	
					03/31/2020	12/31/2019	03/31/2020	12/31/2019
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Lease	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 3)	Chilean peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.15 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.15

d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets Financial assets are classified in the following categories: • Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; • Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; • Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: • The business model under which they are managed; • The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.16 d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets Financial assets are classified in the following categories: • Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; • Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; • Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: • The business model under which they are managed; • The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.16

income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: • Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. • Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; • Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and • Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.17 income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: • Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. • Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; • Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and • Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.17

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: • Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. • Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.18 An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: • Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. • Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.18

Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.19 Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.19

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.20 Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.20

VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.21 VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.21

g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.22 g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.22

comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.23 comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.23

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.24 ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.24

m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: • Probable: liabilities are recognized in the consolidated balance sheet under Provisions; • Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; • Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.25 m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: • Probable: liabilities are recognized in the consolidated balance sheet under Provisions; • Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; • Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.25

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.26 Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.26

Note 3 – Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.27 Note 3 – Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.27

Acquisition of non-controlling interest in XP Inc.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN's approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING's total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE's shareholders. ITAÚ UNIBANCO will act as minority partner.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. ("XP INC"), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	03/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell[1]	265,371	33	265,404	198,260	162	198,422
Collateral held	52,303	33	52,336	44,901	162	45,063
Collateral repledge	180,982	-	180,982	134,116	-	134,116
Assets received as collateral with right to sell or repledge	20,187	-	20,187	6,644	-	6,644
Assets received as collateral without right to sell or repledge	160,795	-	160,795	127,472	-	127,472
Collateral sold	32,086	-	32,086	19,243	-	19,243
Interbank deposits	45,432	5,460	50,892	31,075	3,506	34,581
Total [2]	**310,803**	**5,493**	**316,296**	**229,335**	**3,668**	**233,003**

(1) The amounts of R$ 11,057 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 213,068 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (73) (R$ (8) at 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.28

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	03/31/2020			12/31/2019		
	Cost	Adjustments to Fair Value (in Income) [(2)]	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	11,949	(1,223)	10,726	9,277	(1,010)	8,267
Brazilian government securities [(1a)]	219,397	27	219,424	218,548	1,063	219,611
Government securities – abroad [(1b)]	**2,938**	**(57)**	**2,881**	**1,541**	**(21)**	**1,520**
Argentina	810	(45)	765	349	(31)	318
Chile	533	1	534	487	1	488
Colombia	1,222	(10)	1,212	399	10	409
United States	182	-	182	141	-	141
Mexico	24	(2)	22	57	-	57
Paraguay	3	-	3	2	-	2
Peru	7	-	7	8	-	8
Uruguay	157	(1)	156	98	(1)	97
Corporate debt securities [(1c)]	**58,059**	**(1,967)**	**56,092**	**51,744**	**(1,102)**	**50,642**
Negotiable shares	14,031	(1,488)	12,543	15,459	(822)	14,637
Rural product note	955	(3)	952	-	-	-
Bank deposit certificates	1,475	-	1,475	792	-	792
Real estate receivables certificates	935	(51)	884	1,414	30	1,444
Debentures	14,897	(212)	14,685	12,958	(303)	12,655
Eurobonds and other	3,411	(201)	3,210	2,178	(5)	2,173
Financial credit bills	20,444	(6)	20,438	18,517	(3)	18,514
Promissory notes	1,774	(4)	1,770	313	-	313
Other	137	(2)	135	113	1	114
Total	**292,343**	**(3,220)**	**289,123**	**281,110**	**(1,070)**	**280,040**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 15,244 (R$ 28,759 at 12/31/2019), b) R$ 313 (R$ 329 at 12/31/2019) and c) R$ 30 (R$ 104 at 12/31/2019), totaling R$ 15,587 (R$ 29,192 at 12/31/2019).

(2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.29

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows:

	03/31/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**74,502**	**71,702**	**82,183**	**80,372**
Non-stated maturity	25,980	23,269	24,736	22,904
Up to one year	48,522	48,433	57,447	57,468
Non-current	**217,841**	**217,421**	**198,927**	**199,668**
From one to five years	167,772	168,319	136,727	137,186
From five to ten years	29,673	29,132	41,744	41,759
After ten years	20,396	19,970	20,456	20,723
Total	**292,343**	**289,123**	**281,110**	**280,040**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 198,649 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	03/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	-	-	-
Total	**-**	**-**	**-**

	12/31/2019		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,016	19	1,035
Total	**1,016**	**19**	**1,035**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	03/31/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**-**	**-**	**592**	**609**
Up to one year	-	-	592	609
Non-current	**-**	**-**	**424**	**426**
From one to five years	-	-	424	426

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.30

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,857 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.31 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,857 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.31

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2020							
	Fair value (*)	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	45,143	55.1	505	443	1,127	5,352	4,727	32,989
Option agreements	14,041	17.2	3,561	3,059	1,940	3,534	1,381	566
Forwards (onshore)	3,669	4.5	1,892	1,070	235	453	19	-
Credit derivatives	1,877	2.3	-	1	3	1	12	1,860
NDF - Non Deliverable Forward	16,269	19.9	5,002	3,058	3,006	3,195	1,401	607
Other Derivative Financial Instruments	786	1.0	115	1	4	5	36	625
Total	**81,785**	**100.0**	**11,075**	**7,632**	**6,315**	**12,540**	**7,576**	**36,647**
% per maturity date			13.5	9.3	7.7	15.3	9.3	44.9

	03/31/2020							
	Fair value (*)	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(54,401)	61.6	(722)	(1,702)	(2,147)	(9,654)	(6,580)	(33,596)
Option agreements	(15,688)	17.8	(3,299)	(4,826)	(2,441)	(3,384)	(1,094)	(644)
Forwards (onshore)	(1,931)	2.2	(1,931)	-	-	-	-	-
Credit derivatives	(2,259)	2.6	-	-	-	-	(20)	(2,239)
NDF - Non Deliverable Forward	(13,805)	15.7	(3,832)	(2,879)	(3,288)	(2,756)	(782)	(268)
Other Derivative Financial Instruments	(51)	0.1	-	-	(11)	(2)	(19)	(19)
Total	**(88,135)**	**100.0**	**(9,784)**	**(9,407)**	**(7,887)**	**(15,796)**	**(8,495)**	**(36,766)**
% per maturity date			11.1	10.7	8.9	17.9	9.6	41.8

(*) In this quarter, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.32

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	-
Credit derivatives	167	0.4	-	-	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	-	-	-	6	155
Total	**41,854**	**100.0**	**6,998**	**5,720**	**2,194**	**3,045**	**5,355**	**18,542**
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	-	-	(1)	-	-
Credit derivatives	(40)	0.1	-	-	-	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)
Total	**(47,828)**	**100.0**	**(6,653)**	**(7,160)**	**(1,940)**	**(3,096)**	**(9,458)**	**(19,521)**
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.33

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in results / stockholders' equity)	Fair value
	03/31/2020	03/31/2020	03/31/2020	03/31/2020
Future contracts	**693,099**	-	-	-
Purchase commitments	**185,595**	-	-	-
Shares	2,161	-	-	-
Commodities	220	-	-	-
Interest	157,187	-	-	-
Foreign currency	26,027	-	-	-
Commitments to sell	**507,504**	-	-	-
Shares	3,617	-	-	-
Commodities	1,259	-	-	-
Interest	458,231	-	-	-
Foreign currency	44,397	-	-	-
Swap contracts		**(8,548)**	**(710)**	**(9,258)**
Asset position	**1,255,881**	**16,046**	**29,097**	**45,143**
Commodities	58	-	-	-
Interest	1,233,332	12,327	27,144	39,471
Foreign currency	22,491	3,719	1,953	5,672
Liability position	**1,255,881**	**(24,594)**	**(29,807)**	**(54,401)**
Shares	33	(2)	-	(2)
Interest	1,228,504	(17,462)	(29,551)	(47,013)
Foreign currency	27,344	(7,130)	(256)	(7,386)
Option contracts	**1,592,772**	**(2,308)**	**661**	**(1,647)**
Purchase commitments – long position	**187,089**	**4,441**	**4,477**	**8,918**
Shares	12,277	474	(72)	402
Commodities	666	13	11	24
Interest	118,792	463	(298)	165
Foreign currency	55,354	3,491	4,836	8,327
Commitments to sell – long position	**626,734**	**2,815**	**2,308**	**5,123**
Shares	17,973	1,231	2,612	3,843
Commodities	311	8	11	19
Interest	555,438	344	828	1,172
Foreign currency	53,012	1,232	(1,143)	89
Purchase commitments – short position	**159,846**	**(6,852)**	**(4,103)**	**(10,955)**
Shares	14,675	(234)	48	(186)
Commodities	441	(15)	(3)	(18)
Interest	91,104	(363)	339	(24)
Foreign currency	53,626	(6,240)	(4,487)	(10,727)
Commitments to sell – short position	**619,103**	**(2,712)**	**(2,021)**	**(4,733)**
Shares	14,515	(570)	(2,190)	(2,760)
Commodities	491	(12)	(47)	(59)
Interest	556,975	(337)	(770)	(1,107)
Foreign currency	47,122	(1,793)	986	(807)
Forward operations (onshore)	**14,346**	**1,716**	**22**	**1,738**
Purchases receivable	**1,585**	**1,672**	**(11)**	**1,661**
Shares	774	774	(11)	763
Interest	811	898	-	898
Purchases payable obligations	**-**	**(811)**	**-**	**(811)**
Interest	-	(811)	-	(811)
Sales receivable	**11,871**	**1,976**	**32**	**2,008**
Shares	1,105	1,087	7	1,094
Interest	-	889	-	889
Foreign currency	10,766	-	25	25
Sales deliverable obligations	**890**	**(1,121)**	**1**	**(1,120)**
Shares	1	(2)	-	(2)
Interest	889	(1,119)	1	(1,118)
Credit derivatives	**15,708**	**1,301**	**(1,683)**	**(382)**
Asset position	**7,664**	**1,483**	**394**	**1,877**
Shares	1,417	(1)	43	42
Commodities	3	-	-	-
Interest	6,244	1,484	351	1,835
Liability position	**8,044**	**(182)**	**(2,077)**	**(2,259)**
Shares	2,503	(56)	(1,493)	(1,549)
Commodities	35	8	(12)	(4)
Interest	5,506	(134)	(572)	(706)
NDF - Non Deliverable Forward	**357,795**	**2,065**	**399**	**2,464**
Asset position	**182,978**	**15,631**	**638**	**16,269**
Commodities	182	24	3	27
Foreign currency	182,796	15,607	635	16,242
Liability position	**174,817**	**(13,566)**	**(239)**	**(13,805)**
Commodities	975	(220)	12	(208)
Foreign currency	173,842	(13,346)	(251)	(13,597)
Other derivative financial instruments	**7,061**	**240**	**495**	**735**
Asset position	**6,399**	**252**	**534**	**786**
Shares	219	(9)	33	24
Interest	6,178	261	385	646
Foreign currency	2	-	116	116
Liability position	**662**	**(12)**	**(39)**	**(51)**
Shares	595	(9)	(12)	(21)
Interest	66	(3)	(25)	(28)
Foreign currency	1	-	(2)	(2)
	Asset	**44,316**	**37,469**	**81,785**
	Liability	**(49,850)**	**(38,285)**	**(88,135)**
	Total	**(5,534)**	**(816)**	**(6,350)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30 days**	**31 - 180 days**	**181 - 365 days**	**Over 365 days**	**03/31/2020**
Future contracts	191,566	279,144	136,588	85,801	693,099
Swap contracts	29,326	118,145	335,391	773,019	1,255,881
Option contracts	269,265	796,976	480,857	45,674	1,592,772
Forwards (onshore)	8,047	5,300	979	20	14,346
Credit derivatives	-	6,005	282	9,421	15,708
NDF - Non Deliverable Forward	159,035	115,576	62,934	20,250	357,795
Other derivative financial instruments	-	417	568	6,076	7,061

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.34

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in results / stockholders' equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Future contracts	**664,884**	-	-	-
Purchase commitments	**325,468**	-	-	-
Shares	1,084	-	-	-
Commodities	76	-	-	-
Interest	301,898	-	-	-
Foreign currency	22,410	-	-	-
Commitments to sell	**339,416**	-	-	-
Shares	1,163	-	-	-
Commodities	1,049	-	-	-
Interest	308,824	-	-	-
Foreign currency	28,380	-	-	-
Swap contracts		**(5,267)**	**(1,202)**	**(6,469)**
Asset position	**1,094,378**	**5,566**	**20,892**	**26,458**
Commodities	574	-	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	**1,094,378**	**(10,833)**	**(22,094)**	**(32,927)**
Shares	49	(9)	-	(9)
Commodities	855	-	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	**1,720,205**	**(546)**	**(59)**	**(605)**
Purchase commitments – long position	**245,824**	**6,191**	**(6)**	**6,185**
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	**626,187**	**1,667**	**604**	**2,271**
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	**172,703**	**(6,671)**	**(19)**	**(6,690)**
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	**675,491**	**(1,733)**	**(638)**	**(2,371)**
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	-	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	**5,134**	**1,412**	**(4)**	**1,408**
Purchases receivable	**668**	**796**	**(6)**	**790**
Shares	488	488	(6)	482
Interest	160	308	-	308
Foreign currency	20	-	-	-
Purchases payable obligations	**660**	**(160)**	-	**(160)**
Interest	-	(160)	-	(160)
Foreign currency	660	-	-	-
Sales receivable	**1,653**	**1,368**	**4**	**1,372**
Shares	786	776	3	779
Interest	-	592	1	593
Foreign currency	867	-	-	-
Sales deliverable obligations	**2,153**	**(592)**	**(2)**	**(594)**
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	-	(1)	(1)
Credit derivatives	**12,739**	**(236)**	**363**	**127**
Asset position	**9,878**	**(165)**	**332**	**167**
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	-	4
Liability position	**2,861**	**(71)**	**31**	**(40)**
Shares	719	(28)	8	(20)
Commodities	2	-	-	-
Interest	2,140	(43)	23	(20)
NDF - Non Deliverable Forward	**295,508**	**(552)**	**27**	**(525)**
Asset position	**138,772**	**4,239**	**207**	**4,446**
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	**156,736**	**(4,791)**	**(180)**	**(4,971)**
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	**6,581**	**216**	**(126)**	**90**
Asset position	**5,428**	**226**	**(61)**	**165**
Interest	5,428	226	(65)	161
Foreign currency	-	-	4	4
Liability position	**1,153**	**(10)**	**(65)**	**(75)**
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	-	-	(18)	(18)
	Asset	**19,888**	**21,966**	**41,854**
	Liability	**(24,861)**	**(22,967)**	**(47,828)**
	Total	**(4,973)**	**(1,001)**	**(5,974)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30 days**	**31 - 180 days**	**181 - 365 days**	**Over 365 days**	**12/31/2019**
Future contracts	196,055	238,485	87,747	142,597	664,884
Swap contracts	24,094	204,065	103,013	763,206	1,094,378
Option contracts	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	-	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.35

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2020						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**407,344**	**16,749**	**1,387,617**	**12,645**	**572**	**66,627**	**-**
Over-the-counter market	**285,755**	**1,239,132**	**205,155**	**1,701**	**15,136**	**291,168**	**7,061**
Financial institutions	284,346	990,079	163,542	9	15,135	185,594	5,569
Companies	1,409	224,722	41,051	1,692	1	103,947	1,492
Individuals	-	24,331	562	-	-	1,627	-
Total	**693,099**	**1,255,881**	**1,592,772**	**14,346**	**15,708**	**357,795**	**7,061**

	12/31/2019						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**465,537**	**18,128**	**1,559,356**	**4,381**	**1**	**53,756**	**-**
Over-the-counter market	**199,347**	**1,076,250**	**160,849**	**753**	**12,738**	**241,752**	**6,581**
Financial institutions	198,788	864,858	125,312	292	12,738	141,204	5,340
Companies	559	180,005	35,122	461	-	99,204	1,241
Individuals	-	31,387	415	-	-	1,344	-
Total	**664,884**	**1,094,378**	**1,720,205**	**5,134**	**12,739**	**295,508**	**6,581**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.36

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	03/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,415	1,231	3,578	3,494	1,112
TRS	4,666	4,666	-	-	-
Total by instrument	**14,081**	**5,897**	**3,578**	**3,494**	**1,112**
By risk rating					
Investment grade	1,328	149	781	398	-
Below investment grade	12,753	5,748	2,797	3,096	1,112
Total by risk	**14,081**	**5,897**	**3,578**	**3,494**	**1,112**
By reference entity					
Brazilian government	9,920	5,613	1,571	1,800	936
Governments – abroad	257	44	113	100	-
Private entities	3,904	240	1,894	1,594	176
Total by entity	**14,081**	**5,897**	**3,578**	**3,494**	**1,112**

	12/31/2019				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	-	-	-
Total by instrument	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By risk rating					
Investment grade	1,049	135	602	312	-
Below investment grade	9,395	5,039	2,073	2,227	56
Total by risk	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By reference entity					
Brazilian government	7,301	4,921	1,117	1,263	-
Governments – abroad	200	34	88	78	-
Private entities	2,943	219	1,470	1,198	56
Total by entity	**10,444**	**5,174**	**2,675**	**2,539**	**56**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.37

	03/31/2020		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,415)	1,627	(7,788)
TRS	(4,666)	-	(4,666)
Total	**(14,081)**	**1,627**	**(12,454)**

	12/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,283)	2,295	(3,988)
TRS	(4,161)	-	(4,161)
Total	**(10,444)**	**2,295**	**(8,149)**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.38

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2020					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	265,404	-	265,404	(1,543)	-	263,861
Derivatives financial instruments	81,785	-	81,785	(17,908)	-	63,877

	12/31/2019					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	198,422	-	198,422	(596)	-	197,826
Derivatives financial instruments	41,854	-	41,854	(14,121)	-	27,733

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2020					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	298,406	-	298,406	(25,747)	-	272,659
Derivatives financial instruments	88,135	-	88,135	(17,908)	(148)	70,079

	12/31/2019					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	256,583	-	256,583	(23,509)	-	233,074
Derivatives financial instruments	47,828	-	47,828	(14,121)	(148)	33,559

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;
(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;
(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.39

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: • Interest Rate: Risk of loss in transactions subject to interest rate variations; • Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: • Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; • Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; • Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; • Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; • Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; • Hedge of repurchase agreements: to hedge fluctuations in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; • Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.40 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: • Interest Rate: Risk of loss in transactions subject to interest rate variations; • Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: • Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; • Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; • Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; • Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; • Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; • Hedge of repurchase agreements: to hedge fluctuations in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; • Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.40

Strategies	Heading	03/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Nominal Value	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	48,684	(2,749)	(3,113)	48,587	(2,749)
Hedge of assets transactions	Loans and lease operations and Securities	5,653	-	155	155	5,822	155
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,157	-	828	828	30,432	828
Hedge of loan operations	Loans and lease operations	278	-	16	16	262	18
Hedge of funding	Deposits	-	5,036	(97)	(93)	4,940	(97)
Hedge of assets denominated in UF	Securities	9,739	-	22	22	9,717	24
Foreign exchange risk							
Hedge of highly probable forecast transactions		985	-	46	260	985	46
Total		**45,812**	**53,720**	**(1,779)**	**(1,925)**	**100,745**	**(1,775)**

Strategies	Heading	12/31/2019					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Nominal Value	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	-	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	-	12	12	257	14
Hedge of funding	Deposits	-	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	-	6	6	12,582	5
Foreign exchange risk							
Hedge of highly probable forecast transactions		294	-	(11)	179	294	(11)
Total		**49,611**	**29,160**	**(2,217)**	**(2,524)**	**80,052**	**(2,219)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The remaining balance in the reserve of cash flow hedge for which the accounting hedge is no longer applied is R$ (146) (R$ (307) at 12/31/2019).

Hedge Instruments	03/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	84,841	147	-	(1,766)	(1,766)	-	(138)
Swap	14,919	5,036	10,021	(55)	(59)	4	-
Foreign exchange risk							
Futures	985	-	870	46	46	-	-
Total	**100,745**	**5,183**	**10,891**	**(1,775)**	**(1,779)**	**4**	**(138)**

Hedge Instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	62,329	-	14	(2,200)	(2,197)	(3)	(762)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk							
Futures	294	-	156	(11)	(11)	-	-
Total	**80,052**	**4,617**	**13,028**	**(2,219)**	**(2,217)**	**(2)**	**(762)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.41

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	03/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	16,476	(12,063)	(12,063)	24,946	(12,066)
Total	**-**	**16,476**	**(12,063)**	**(12,063)**	**24,946**	**(12,066)**

Strategies	12/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,396	(7,217)	(7,217)	16,947	(7,220)
Total	**-**	**14,396**	**(7,217)**	**(7,217)**	**16,947**	**(7,220)**

(1) Hedge instruments consider the gross tax position;
(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	03/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	44,203	-	120	(19,172)	(19,135)	(37)	-
Forward	(3,950)	3,960	-	407	380	27	-
NDF	(15,203)	-	336	6,436	6,427	9	-
Financial Assets	(104)	104	-	263	265	(2)	-
Total	**24,946**	**4,064**	**456**	**(12,066)**	**(12,063)**	**(3)**	**-**

Hedge instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	32,966	228	-	(12,329)	(12,292)	(37)	-
Forward	(2,990)	2,977	-	408	381	27	-
NDF	(11,525)	260	-	4,443	4,434	9	-
Financial Assets	(1,504)	1,523	-	258	260	(2)	-
Total	**16,947**	**4,988**	**-**	**(7,220)**	**(7,217)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.42

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	03/31/2020						
	Hedged Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,537	-	9,921	-	384	9,537	(392)
Hedge of funding	-	8,513	-	9,361	(848)	8,513	846
Hedge of securities at fair value through other comprehensive income	7,779	-	8,165	-	386	7,892	(386)
Total	**17,316**	**8,513**	**18,086**	**9,361**	**(78)**	**25,942**	**68**

Strategies	12/31/2019						
	Hedged Item					Hedge Instruments	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	-	4,574	-	92	4,609	(85)
Total	**11,868**	**7,436**	**12,216**	**8,195**	**(411)**	**19,431**	**426**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

(2) Comprises the amount of R$ 5,889 at 03/31/2020, related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.43

Hedge Instruments	03/31/2020				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap (2)	25,942	1,799	5,840	68	(10)
Total	**25,942**	**1,799**	**5,840**	**68**	**(10)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap (2)	19,431	766	4,636	426	15
Total	**19,431**	**766**	**4,636**	**426**	**15**

(1) Amounts recorded under heading Derivatives;

(2) The amount of R$ 11 is no longer qualified as hedge, with effect on result of R$ (13) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.44

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	03/31/2020			12/31/2019		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	48,587	81	48,684	24,543	(37)	24,543
Hedge of highly probable forecast transactions	985	46	985	294	(11)	294
Hedge of net investment in foreign operations	24,946	3,608	16,476	16,947	4,988	14,396
Hedge of loan operations (Fair value)	9,537	(392)	9,537	7,386	(264)	7,386
Hedge of loan operations (Cash flow)	262	18	278	257	14	269
Hedge of funding (Fair value)	8,513	846	8,513	7,436	775	7,436
Hedge of funding (Cash flow)	4,940	(97)	5,036	4,590	(27)	4,617
Hedge of assets transactions	5,822	155	5,653	5,656	91	5,564
Hedge of asset-backed securities under repurchase agreements	30,432	55	29,157	32,130	20	30,896
Hedge of assets denominated in UF	9,717	24	9,739	12,582	5	12,588
Hedge of securities at fair value through other comprehensive income	7,892	(386)	7,779	4,609	(85)	4,482
Total		**3,958**			**5,469**	

The table below shows the breakdown by maturity of the hedging strategies:

	03/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	33,293	1,821	8,849	-	4,092	532	-	48,587
Hedge of highly probable forecast transactions	985	-	-	-	-	-	-	985
Hedge of net investment in foreign operations (*)	24,946	-	-	-	-	-	-	24,946
Hedge of loan operations (Fair value)	474	2,909	2,436	781	1,089	1,358	490	9,537
Hedge of loan operations (Cash flow)	24	207	31	-	-	-	-	262
Hedge of funding (Fair value)	-	296	427	547	153	4,981	2,109	8,513
Hedge of funding (Cash flow)	2,635	-	-	1,870	183	252	-	4,940
Hedge of assets transactions	1,853	3,969	-	-	-	-	-	5,822
Hedge of asset-backed securities under repurchase agreements	12,368	10,203	7,128	-	733	-	-	30,432
Hedge of assets denominated in UF	9,655	62	-	-	-	-	-	9,717
Hedge of securities at fair value through other comprehensive income	5,530	73	70	-	93	2,126	-	7,892
Total	**91,763**	**19,540**	**18,941**	**3,198**	**6,343**	**9,249**	**2,599**	**151,633**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	5,533	4,409	1,627	8,464	-	4,510	-	24,543
Hedge of highly probable forecast transactions	294	-	-	-	-	-	-	294
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	16,947
Hedge of loan operations (Fair value)	381	2,490	1,248	993	623	1,111	540	7,386
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	257
Hedge of funding (Fair value)	299	152	375	423	129	4,220	1,838	7,436
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	4,590
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	5,656
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	32,130
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	12,582
Hedge of securities at fair value through other comprehensive income	4,230	-	28	-	-	351	-	4,609
Total	**46,126**	**32,571**	**6,149**	**17,147**	**913**	**11,146**	**2,378**	**116,430**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.45

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	03/31/2020				12/31/2019			
	Gross carrying amount	Fair value adjustments (in stockholders' equity) (2)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1a)	53,285	85	-	53,370	48,718	2,014	-	50,732
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1b)	**26,061**	**(125)**	**(7)**	**25,929**	**20,638**	**(64)**	**(3)**	**20,571**
Germany	29	-	-	29	23	-	-	23
Colombia	5,146	(23)	-	5,123	3,851	27	-	3,878
Chile	14,740	89	-	14,829	11,119	89	-	11,208
United States	2,849	12	-	2,861	2,758	(2)	-	2,756
Italy	-	-	-	-	328	1	-	329
Paraguay	2,828	(190)	(7)	2,631	1,957	(174)	(3)	1,780
Uruguay	469	(13)	-	456	602	(5)	-	597
Corporate debt securities (1c)	**4,815**	**(88)**	**(90)**	**4,637**	**5,308**	**96**	**(47)**	**5,357**
Negotiable Shares	5	37	-	42	83	66	-	149
Bank deposit certificates	399	4	(2)	401	2,371	-	-	2,371
Securitized real estate loans	-	-	-	-	25	1	-	26
Debentures	444	(44)	(45)	355	387	(10)	(43)	334
Eurobonds and others	3,964	(85)	(40)	3,839	2,439	39	(1)	2,477
Other	3	-	(3)	-	3	-	(3)	-
Total	**84,197**	**(128)**	**(133)**	**83,936**	**74,700**	**2,046**	**(86)**	**76,660**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 28,044 (R$ 27,864 at 12/31/2019), b) R$ 1,867 (R$ 590 at 12/31/2019) and c) 46, totaling R$ 29,957 (R$ 28,454 at 12/31/2019).

(2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	03/31/2020		12/31/2019	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**20,067**	**20,099**	**10,258**	**10,272**
Non-stated maturity	5	42	83	149
Up to one year	20,062	20,057	10,175	10,123
Non-current	**64,130**	**63,837**	**64,442**	**66,388**
From one to five years	41,574	42,131	45,704	46,456
From five to ten years	12,874	12,566	11,101	11,649
After ten years	9,682	9,140	7,637	8,283
Total	**84,197**	**83,936**	**74,700**	**76,660**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	03/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	5	37	-	42
Total	**5**	**37**	**-**	**42**

	12/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	83	66	-	149
Total	**83**	**66**	**-**	**149**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	03/31/2020		12/31/2019	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**5**	**42**	**83**	**149**
Non-stated maturity	5	42	83	149

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.46

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 03/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(43)**	**(4)**	**-**	**-**	**-**	**-**	**-**	**(133)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - other countries	(3)	(4)	-	-	-	-	-	-	**(7)**
Corporate debt securities	**(47)**	**(39)**	**(4)**	-	-	-	-	-	**(90)**
Bank deposit certificate	-	(1)	(1)	-	-	-	-	-	(2)
Debentures	(43)	(2)	-	-	-	-	-	-	(45)
Eurobonds and others	(1)	(36)	(3)	-	-	-	-	-	(40)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	**(85)**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(86)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - other countries	-	**(2)**	**(1)**	-	-	-	-	-	**(3)**
Corporate debt securities	**(49)**	**2**	-	-	-	-	-	-	**(47)**
Debentures	(43)	-	-	-	-	-	-	-	(43)
Eurobond and others	(3)	2	-	-	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	03/31/2020			12/31/2019		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	**61,651**	**(50)**	**61,601**	**56,355**	**(52)**	**56,303**
Government securities – abroad	**17,232**	**(38)**	**17,194**	**17,226**	**-**	**17,226**
Colombia	322	(14)	308	335	-	335
Chile	798	-	798	621	-	621
Korea	3,425	(6)	3,419	3,427	-	3,427
Spain	4,980	(12)	4,968	4,984	-	4,984
United States	-	-	-	80	-	80
Mexico	7,687	(6)	7,681	7,763	-	7,763
Uruguay	20	-	20	16	-	16
Corporate debt securities (1b)	**60,460**	**(3,251)**	**57,209**	**59,538**	**(2,601)**	**56,937**
Rural product note	5,191	(160)	5,031	5,388	(47)	5,341
Bank deposit certificates	14	-	14	54	-	54
Real estate receivables certificates	5,469	(40)	5,429	5,844	(2)	5,842
Debentures	42,318	(2,882)	39,436	41,053	(2,532)	38,521
Eurobonds and others	1,015	(29)	986	1,083	(1)	1,082
Promissory notes	5,007	(88)	4,919	5,001	(3)	4,998
Other	1,446	(52)	1,394	1,115	(16)	1,099
Total	**139,343**	**(3,339)**	**136,004**	**133,119**	**(2,653)**	**130,466**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,921 (R$ 9,583 at 12/31/2019) and b) R$ 22,370 (R$ 17,457 at 12/31/2019), totaling R$ 28,291 (R$ 27,040 at 12/31/2019).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	03/31/2020		12/31/2019	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**37,128**	**36,759**	**30,113**	**29,766**
Up to one year	37,128	36,759	30,113	29,766
Non-current	**102,215**	**99,245**	**103,006**	**100,700**
From one to five years	59,704	58,253	57,120	56,178
From five to ten years	31,493	30,280	34,599	33,512
After ten years	11,018	10,712	11,287	11,010
Total	**139,343**	**136,004**	**133,119**	**130,466**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.47

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 (1 98) (850) (48) 8 - - - - (1,088) Financial assets at amortized cost Brazilian government securities (52) 2 - - - - - - (50) Government securities - other countries - (40) - 2 - - - - (3 8) Colombia - (1 6) - 2 - - - (1 4) - Korea - (6) - - - - - - (6) Spain - (1 2) - - - - - (1 2) - Mexico - (6) - - - - - - (6) Corporate debt securities (1 46) (8 12) (48) 6 - - - - (1 ,000) Rural product note (9) (1 32) (4) - - - - - (145) Real estate receivables certificates (2) (38) (2) 2 - - - - (40) Debentures (1 31) (5 13) (22) 4 - - - - (662) Eurobond and others (1) (2 6) (1) - - - - - (2 8) Promissory notes (3) (79) (6) - - - - - (88) Other - (24) (13) - - - - - (37) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (5 8) (40) (2 7) 17 - 10 - (13) (1 11) Corporate debt securities (5 8) (40) (27) 17 - 10 - (13) (111) Rural product note (5) (2) - 1 - 1 - - (5) Debentures (53) (37) (2 7) 16 - 9 - (13) (1 05) Eurobond and others - (1) - - - - - - (1) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2 ,397) 232 (63) 85 - 13 - (10) (2 ,140) Corporate debt securities (2 ,397) 232 (63) 85 - 13 - (1 0) (2 ,140) Rural product note (3 3) (9) - 33 - - - (1) (1 0) Debentures (2 ,348) 225 (3 3) 37 - 13 - (9) (2 ,115) Other (16) 16 (3 0) 15 - - - - (1 5) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2018 12/31/2019 (223) 36 (38) 48 74 - (75) (20) (198) Financial assets at amortized cost Brazilian government securities - 7 - - - - (59) - (52) Government securities - other countries - Colombia (4) 5 (3) 2 - - - - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2018 12/31/2019 (824) 82 (2) 66 75 619 (74) - (58) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2018 12/31/2019 (2,599) (35) (193) 1,029 20 - - (619) (2,397) Financial assets at amortized cost Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.48 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 (1 98) (850) (48) 8 - - - - (1,088) Financial assets at amortized cost Brazilian government securities (52) 2 - - - - - - (50) Government securities - other countries - (40) - 2 - - - - (3 8) Colombia - (1 6) - 2 - - - (1 4) - Korea - (6) - - - - - - (6) Spain - (1 2) - - - - - (1 2) - Mexico - (6) - - - - - - (6) Corporate debt securities (1 46) (8 12) (48) 6 - - - - (1 ,000) Rural product note (9) (1 32) (4) - - - - - (145) Real estate receivables certificates (2) (38) (2) 2 - - - - (40) Debentures (1 31) (5 13) (22) 4 - - - - (662) Eurobond and others (1) (2 6) (1) - - - - - (2 8) Promissory notes (3) (79) (6) - - - - - (88) Other - (24) (13) - - - - - (37) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (5 8) (40) (2 7) 17 - 10 - (13) (1 11) Corporate debt securities (5 8) (40) (27) 17 - 10 - (13) (111) Rural product note (5) (2) - 1 - 1 - - (5) Debentures (53) (37) (2 7) 16 - 9 - (13) (1 05) Eurobond and others - (1) - - - - - - (1) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2 ,397) 232 (63) 85 - 13 - (10) (2 ,140) Corporate debt securities (2 ,397) 232 (63) 85 - 13 - (1 0) (2 ,140) Rural product note (3 3) (9) - 33 - - - (1) (1 0) Debentures (2 ,348) 225 (3 3) 37 - 13 - (9) (2 ,115) Other (16) 16 (3 0) 15 - - - - (1 5) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2018 12/31/2019 (223) 36 (38) 48 74 - (75) (20) (198) Financial assets at amortized cost Brazilian government securities - 7 - - - - (59) - (52) Government securities - other countries - Colombia (4) 5 (3) 2 - - - - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2018 12/31/2019 (824) 82 (2) 66 75 619 (74) - (58) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2018 12/31/2019 (2,599) (35) (193) 1,029 20 - - (619) (2,397) Financial assets at amortized cost Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.48

Note 10 - Loan and lease operations portfolio

a) Composition of loans and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and finance lease by type	03/31/2020	12/31/2019
Individuals	**238,098**	**240,490**
Credit card	84,595	91,676
Personal loan	37,387	34,892
Payroll loans	50,509	49,608
Vehicles	19,409	18,968
Mortgage loans	46,198	45,346
Corporate	**122,475**	**100,789**
Micro / Small and medium companies	**99,887**	**90,733**
Foreign loans - Latin America	**181,605**	**153,779**
Total loans and finance lease operations	**642,065**	**585,791**
Provision for Expected Loss [(1)]	(44,026)	(37,508)
Total loans and finance lease operations, net of allowance for Expected Credit Loss	**598,039**	**548,283**

(1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019).

By maturity	03/31/2020	12/31/2019
Overdue as from 1 day	26,465	21,263
Falling due up to 3 months	177,551	165,028
Falling due from 3 months to 12 months	164,164	149,388
Falling due after 1 year	273,885	250,112
Total loans and finance lease operations	**642,065**	**585,791**

By concentration	03/31/2020	12/31/2019
Largest debtor	6,966	5,389
10 largest debtors	34,885	29,340
20 largest debtors	51,297	44,712
50 largest debtors	82,510	71,965
100 largest debtors	113,725	97,695

The breakdown of the loans and finance lease portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.49

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2020
Individuals	199,907	(6,156)	(523)	3,369	22	-	(549)	196,070
Corporate	91,448	(235)	(53)	49	2	-	20,670	111,881
Micro / Small and medium companies	77,722	(2,527)	(734)	1,090	3	-	8,695	84,249
Foreign loans - Latin America	132,812	(2,056)	(359)	472	8	-	24,961	155,838
Total	**501,889**	**(10,974)**	**(1,669)**	**4,980**	**35**	**-**	**53,777**	**548,038**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2020
Individuals	19,070	(3,369)	(2,147)	6,156	270	-	(436)	19,544
Corporate	911	(49)	(21)	235	-	-	146	1,222
Micro / Small and medium companies	7,225	(1,090)	(587)	2,527	101	-	537	8,713
Foreign loans - Latin America	14,714	(472)	(606)	2,056	214	-	2,346	18,252
Total	**41,920**	**(4,980)**	**(3,361)**	**10,974**	**585**	**-**	**2,593**	**47,731**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2020
Individuals	21,513	(22)	(270)	523	2,147	(3,167)	1,760	22,484
Corporate	8,430	(2)	-	53	21	716	154	9,372
Micro / Small and medium companies	5,786	(3)	(101)	734	587	(445)	367	6,925
Foreign loans - Latin America	6,253	(8)	(214)	359	606	149	370	7,515
Total	**41,982**	**(35)**	**(585)**	**1,669**	**3,361**	**(2,747)**	**2,651**	**46,296**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2020
Individuals	240,490	(3,167)	775	238,098
Corporate	100,789	716	20,970	122,475
Micro / Small and medium companies	90,733	(445)	9,599	99,887
Foreign loans - Latin America	153,779	149	27,677	181,605
Total	**585,791**	**(2,747)**	**59,021**	**642,065**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	-	-	35,409	199,907
Corporate	87,344	(904)	(36)	875	8	-	4,161	91,448
Micro / Small and medium companies	60,471	(5,484)	(823)	3,224	44	-	20,290	77,722
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	-	6,409	132,812
Total	**459,626**	**(38,071)**	**(3,869)**	**17,808**	**126**	**-**	**66,269**	**501,889**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	-	(2,338)	19,070
Corporate	2,038	(875)	(753)	904	1	-	(404)	911
Micro / Small and medium companies	6,059	(3,224)	(1,841)	5,484	483	-	264	7,225
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	-	(1,443)	14,714
Total	**36,894**	**(17,808)**	**(13,508)**	**38,071**	**2,192**	**-**	**(3,921)**	**41,920**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	18,047	-	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,674	(8)	(1)	36	753	(868)	(1,156)	8,430
Micro / Small and medium companies	5,869	(44)	(483)	823	1,841	(2,011)	(209)	5,786
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253
Total	**39,571**	**(126)**	**(2,192)**	**3,869**	**13,508**	**(14,299)**	**1,651**	**41,982**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	99,056	(868)	2,601	100,789
Micro / Small and medium companies	72,399	(2,011)	20,345	90,733
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779
Total	**536,091**	**(14,299)**	**63,999**	**585,791**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.50

c) Expected credit loss

Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 03/31/2020
Individuals	(5,215)	292	64	(169)	-	-	(799)	(5,827)
Corporate	(506)	3	1	(2)	(1)	-	(1,835)	(2,340)
Micro / Small and medium companies	(1,092)	111	20	(76)	-	-	(269)	(1,306)
Foreign loans - Latin America	(1,353)	50	4	(15)	(6)	-	(410)	(1,730)
Total	**(8,166)**	**456**	**89**	**(262)**	**(7)**	**-**	**(3,313)**	**(11,203)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 03/31/2020
Individuals	(2,811)	169	871	(292)	(20)	-	(1,153)	(3,236)
Corporate	(91)	2	2	(3)	-	-	(95)	(185)
Micro / Small and medium companies	(890)	76	149	(111)	(19)	-	(283)	(1,078)
Foreign loans - Latin America	(2,765)	15	106	(50)	(73)	-	(1,192)	(3,959)
Total	**(6,557)**	**262**	**1,128**	**(456)**	**(112)**	**-**	**(2,723)**	**(8,458)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Net increase) / Reversal	Closing balance at 03/31/2020
Individuals	(11,427)	-	20	(64)	(871)	3,167	(2,718)	(11,893)
Corporate	(6,288)	1	-	(1)	(2)	(716)	331	(6,675)
Micro / Small and medium companies	(2,567)	-	19	(20)	(149)	445	(555)	(2,827)
Foreign loans - Latin America	(2,503)	6	73	(4)	(106)	(149)	(287)	(2,970)
Total	**(22,785)**	**7**	**112**	**(89)**	**(1,128)**	**2,747**	**(3,229)**	**(24,365)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Net increase) / Reversal [2]	Closing balance at 03/31/2020 [3]
Individuals	(19,453)	3,167	(4,670)	(20,956)
Corporate	(6,885)	(716)	(1,599)	(9,200)
Micro / Small and medium companies	(4,549)	445	(1,107)	(5,211)
Foreign loans - Latin America	(6,621)	(149)	(1,889)	(8,659)
Total	**(37,508)**	**2,747**	**(9,265)**	**(44,026)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33).

(3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019).

Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(3,892)	846	282	(264)	-	-	(2,187)	(5,215)
Corporate	(520)	59	1	(158)	-	-	112	(506)
Micro / Small and medium companies	(1,123)	225	72	(148)	(10)	-	(108)	(1,092)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	-	(33)	(1,353)
Total	**(6,931)**	**1,388**	**373**	**(730)**	**(50)**	**-**	**(2,216)**	**(8,166)**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	-	(3,075)	(2,811)
Corporate	(549)	158	245	(59)	-	-	114	(91)
Micro / Small and medium companies	(603)	148	514	(225)	(144)	-	(580)	(890)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	-	(1,778)	(2,765)
Total	**(4,451)**	**730**	**4,438**	**(1,388)**	**(567)**	**-**	**(5,319)**	**(6,557)**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(8,417)	-	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,231)	-	-	(1)	(245)	868	1,321	(6,288)
Micro / Small and medium companies	(2,873)	10	144	(72)	(514)	2,011	(1,273)	(2,567)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)
Total	**(22,127)**	**50**	**567**	**(373)**	**(4,438)**	**14,299**	**(10,763)**	**(22,785)**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Net increase) / Reversal [2]	Closing balance at 12/31/2019 [3]
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,300)	868	1,547	(6,885)
Micro / Small and medium companies	(4,599)	2,011	(1,961)	(4,549)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)
Total	**(33,509)**	**14,299**	**(18,298)**	**(37,508)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2;

(2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8;

(3) Comprises expected loan losses for financial guarantees pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.51

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	03/31/2020			12/31/2019		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,067**	**(453)**	**1,614**	**1,899**	**(421)**	**1,478**
Up to 1 year	2,067	(453)	1,614	1,899	(421)	1,478
Non-current	**9,192**	**(2,694)**	**6,498**	**8,613**	**(2,640)**	**5,973**
From 1 to 2 years	1,599	(451)	1,148	1,535	(439)	1,096
From 2 to 3 years	1,294	(377)	917	1,223	(368)	855
From 3 to 4 years	1,048	(317)	731	982	(310)	672
From 4 to 5 years	1,032	(297)	735	1,001	(287)	714
Over 5 years	4,219	(1,252)	2,967	3,872	(1,236)	2,636
Total	**11,259**	**(3,147)**	**8,112**	**10,512**	**(3,061)**	**7,451**

Financial lease revenues are composed of:

	01/01 to 03/31/2020	01/01 to 03/31/2019
Financial Income	167	141
Variable payments	12	9
Total	**179**	**150**

e) Operations of securitization or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2020				12/31/2019			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	804	827	803	823	1,305	1,352	1,303	1,349
Working capital	1,087	1,087	1,106	1,106	1,211	1,213	1,207	1,208
Other	-	-	-	-	-	-	1	1
Total	**1,891**	**1,914**	**1,909**	**1,929**	**2,516**	**2,565**	**2,511**	**2,558**

(*) Under Other liabilities.

From 01/01 to 03/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 65, net of the Allowance for Loan Losses (no movement from 01/01 to 03/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.52

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	03/31/2020	01/01 to 03/31/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	15,054	391	11	402
Joint ventures [(b)]	223	(101)	-	(101)
Total	**15,277**	**290**	**11**	**301**

	12/31/2019	01/01 to 03/31/2019		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	14,870	276	(1)	275
Joint ventures [(b)]	227	(47)	-	(47)
Total	**15,097**	**229**	**(1)**	**228**

(a) At 03/31/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.67% total capital and 42.49% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); IRB-Brasil Resseguros S.A. (11.28% total and voting capital; 11.20% at 12/31/2019); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2019).

(b) At 03/31/2020, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.53

Note 12 – Lease - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2020, total cash outflow with lease amounted to R$ 300. Lease agreements in the amount of R$ 81 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	03/31/2020	12/31/2019
Up to 3 months	338	320
3 months to 1 year	951	886
From 1 to 5 years	2,733	2,457
Over 5 years	2,069	1,135
Total Financial Liabilities	**6,091**	**4,798**

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 03/31/2020	01/01 to 03/31/2019
Sublease revenue	4	4
Depreciation expenses	(323)	(264)
Interest expenses	(74)	(94)
Lease expense for low value assets	(21)	(18)
Variable expenses not include in lease liabilities	(18)	(20)
Total	**(432)**	**(392)**

In the period from 01/01 to 03/31/2020, there was no impairment adjustment (from 01/01 to 03/31/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.54

Note 13 - Fixed assets

Fixed Assets for use [1]	Fixed assets under construction	Real estate for own use		Other fixed assets for use					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Acquisitions	117	1	2	18	3	9	127	12	289
Disposal	(17)	(21)	(41)	(2)	(5)	(8)	(133)	-	(227)
Exchange variation	-	2	12	95	12	47	73	8	249
Transfers	(71)	-	30	34	7	-	-	-	-
Other [2]	9	3	(57)	(20)	(3)	57	(1,994)	8	(1,997)
Balance at 03/31/2020	**772**	**1,084**	**3,011**	**2,685**	**1,743**	**1,365**	**7,637**	**1,363**	**19,660**
Depreciation									
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Depreciation expenses	-	-	(19)	(44)	(33)	(20)	(195)	(31)	(342)
Disposal	-	-	36	2	3	8	107	-	156
Exchange variation	-	-	(6)	(60)	(8)	(32)	(51)	(7)	(164)
Other [2]	-	-	6	25	3	(44)	1,654	(8)	1,636
Balance at 03/31/2020	**-**	**-**	**(1,806)**	**(1,832)**	**(1,182)**	**(997)**	**(6,021)**	**(1,029)**	**(12,867)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Increase	-	-	-	-	-	-	-	-	-
Disposal	-	-	-	-	-	-	-	-	-
Balance at 03/31/2020	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Book value									
Balance at 03/31/2020	**772**	**1,084**	**1,205**	**853**	**561**	**368**	**1,589**	**334**	**6,766**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 62 achievable by 2020 (Note 32b 3.2 - Off balance sheet).

(2) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.55

Fixed Assets for use	Fixed assets under construction	Real estate for use: Land	Real estate for use: Buildings	Other fixed assets for use: Improvements	Installations for use	Furniture and equipment for use	Data processing systems [1]	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	473	14	38	60	10	68	868	90	1,621
Disposal	-	(8)	(30)	(97)	(10)	(7)	(534)	(5)	(691)
Exchange variation	(1)	-	(6)	(16)	(6)	(12)	(34)	(1)	(76)
Transfers	(278)	-	107	130	27	-	14	-	-
Other [2]	(16)	9	(155)	(4)	(280)	2	(78)	(2)	(524)
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(79)	(191)	(136)	(87)	(1,043)	(126)	(1,662)
Disposal	-	-	21	94	8	6	483	4	616
Exchange variation	-	-	5	8	4	6	21	1	45
Other [2]	-	-	159	4	267	-	131	1	562
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Impairment									
Balance at 12/31/2018	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Increase	-	-	-	-	-	-	(27)	-	(27)
Disposal	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Book value									
Balance at 12/31/2019	**734**	**1,099**	**1,242**	**805**	**582**	**351**	**2,001**	**352**	**7,166**

(1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.56

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	277	-	226	356	98	957
Rescissions / derecognition	-	-	(70)	-	(3)	(73)
Exchange variation	987	71	387	-	170	1,615
Other [4]	-	(4)	15	-	-	11
Balance at 03/31/2020	**12,422**	**2,585**	**6,457**	**6,072**	**3,236**	**30,772**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [3]	-	(58)	(175)	(204)	(107)	(544)
Rescissions / derecognition	-	-	70	-	3	73
Exchange variation	-	(28)	(194)	-	(147)	(369)
Other [4]	-	4	(16)	(13)	-	(25)
Balance at 03/31/2020	**-**	**(1,139)**	**(3,521)**	**(2,714)**	**(1,493)**	**(8,867)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Increase	-	-	-	-	-	-
Disposal	-	-	-	-	-	-
Balance at 03/31/2020	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 03/31/2020	**12,422**	**1,446**	**2,765**	**2,988**	**1,743**	**21,364**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 180 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (157) (R$ (122) from 01/01 to 03/31/2019) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 180 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.57

	Goodwill and intangible from acquisition	Intangible assets (1)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (2)	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	789	1,187	715	2,691
Rescissions / derecognition	(26)	(4)	(93)	-	(130)	(253)
Exchange variation	(285)	22	(84)	-	6	(341)
Other (4)	5	(29)	40	-	20	36
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense (3)	-	(218)	(675)	(674)	(332)	(1,899)
Rescissions / derecognition	26	4	28	-	130	188
Exchange variation	-	(5)	45	-	(13)	27
Other (4)	-	29	(103)	-	(12)	(86)
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Incresase	-	-	(4)	(27)	-	(31)
Disposal	-	-	58	-	-	58
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 12/31/2019	**11,158**	**1,461**	**2,522**	**2,849**	**1,729**	**19,719**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.58

Note 15 - Deposits

	03/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**292,363**	**212,661**	**505,024**	**251,882**	**172,863**	**424,745**
Time deposits	139,036	211,668	350,704	104,458	172,708	277,166
Interbank	3,727	993	4,720	2,866	155	3,021
Savings deposits	149,600	-	149,600	144,558	-	144,558
Non-interest bearing deposits	**101,726**	**-**	**101,726**	**82,315**	**-**	**82,315**
Demand deposits	101,711	-	101,711	82,306	-	82,306
Others Deposits	15	-	15	9	-	9
Total	**394,089**	**212,661**	**606,750**	**334,197**	**172,863**	**507,060**

Note 16 – Financial liabilities designated at fair value through profit or loss

	03/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	3	-	3	11	-	11
Debt securities	32	129	161	38	152	190
Total	**35**	**129**	**164**	**49**	**152**	**201**

The effect of credit risk of these instruments is not significant at 03/31/2020 and 12/31/2019.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.59

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	03/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**53,648**	**1,665**	**55,313**	**67,065**	**2,696**	**69,761**
Government securities	3.13% to 3.65%	20,061	-	20,061	46,271	-	46,271
Corporate debt securities	35% of CDI to 87% of CDI	17,734	-	17,734	17,665	-	17,665
Own issue	3.75% to 16.40%	2,739	1,427	4,166	2,831	2,427	5,258
Foreign	0.09% to 6.99%	13,114	238	13,352	298	269	567
Assets received as collateral	**1.00% to 3.65%**	**181,265**	**-**	**181,265**	**140,004**	**-**	**140,004**
Right to sell or repledge the collateral	**0.24% to 10.00%**	**11,276**	**50,552**	**61,828**	**16,807**	**30,011**	**46,818**
Total		**246,189**	**52,217**	**298,406**	**223,876**	**32,707**	**256,583**

b) Interbank market funds

	Interest rate (p.a.)	03/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Financial credit bills	4.36% to 17.28%	18,359	42,681	61,040	20,829	44,604	65,433
Real state credit bills	IPCA to 12.22%	3,395	1,297	4,692	6,194	1,441	7,635
Agribusiness credit bills	3.47 to 15%	15,904	6,507	22,411	14,543	6,661	21,204
Guaranteed real state notes	IPCA to 101% of CDI	-	5,292	5,292	-	4,320	4,320
Import and export financing	0% to 9.60%	77,959	6,092	84,051	59,810	4,812	64,622
On-lending-domestic	0% to 19.79%	3,452	7,196	10,648	3,863	7,785	11,648
Total		**119,069**	**69,065**	**188,134**	**105,239**	**69,623**	**174,862**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institucional market funds

	Interest rate (p.a.)	03/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	11,806	64,449	76,255	4,098	55,364	59,462
Obligations on securities abroad	-2.05% to 30.13%	7,040	52,337	59,377	9,162	34,510	43,672
Raisings through Structured Operations Certificates (2)	1.99% to 11.12%	470	692	1,162	575	535	1,110
Total		**19,316**	**117,478**	**136,794**	**13,835**	**90,409**	**104,244**

(1) At 03/31/2020, the amount of R$ 45,870 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 03/31/2020, the market value of raisings through Structured Operations Certificates issued is R$ 1,217 (R$ 1,204 at 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.60

Note 18 - Other assets and liabilities

a) Other assets

	03/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**91,743**	**12,321**	**104,064**	**87,498**	**7,254**	**94,752**
Receivables from credit card issuers	35,885	-	35,885	42,395	-	42,395
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)	1,474	11,833	13,307	7,990	6,530	14,520
Trading and intermediation of securities	38,353	430	38,783	26,544	207	26,751
Income receivable	3,545	42	3,587	3,236	-	3,236
Credit Operations without credit granting characteristics, net amount	3,836	5	3,841	3,612	5	3,617
Insurance and reinsurance operations	1,245	10	1,255	836	511	1,347
Net amount receivables from reimbursement of provisions (Note 29d)	972	-	972	978	-	978
Deposits in guarantee of fund raisings abroad	4,476	1	4,477	1,864	1	1,865
Foreign exchange portfolio	1,911	-	1,911	-	-	-
Other	46	-	46	43	-	43
Non-financial	**11,879**	**6,854**	**18,733**	**9,323**	**5,368**	**14,691**
Sundry foreign	2,774	9	2,783	639	7	646
Prepaid expenses	2,711	1,615	4,326	3,288	1,038	4,326
Sundry domestic	1,887	12	1,899	2,916	9	2,925
Assets of post-employment benefits plans (Note 26e)	-	712	712	-	717	717
Lease right-of-use	434	4,506	4,940	211	3,597	3,808
Other	4,073	-	4,073	2,269	-	2,269

b) Other liabilities

	03/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**99,608**	**5,879**	**105,487**	**113,092**	**3,989**	**117,081**
Credit card operations	71,705	-	71,705	87,361	-	87,361
Trading and intermediation of securities	23,056	177	23,233	18,062	65	18,127
Foreign exchange portfolio	-	-	-	1,245	-	1,245
Finance leases (Note 12)	115	4,899	5,014	207	3,924	4,131
Other	4,732	803	5,535	6,217	-	6,217
Non-financial	**35,448**	**2,227**	**37,675**	**26,275**	**2,063**	**28,338**
Funds in transit	16,325	25	16,350	10,573	11	10,584
Charging and collection of taxes and similar	5,770	-	5,770	335	-	335
Social and statutory	1,842	20	1,862	5,057	32	5,089
Deferred income	3,277	-	3,277	2,686	-	2,686
Sundry creditors - domestic	2,341	197	2,538	2,118	79	2,197
Personnel provision	1,734	77	1,811	1,569	75	1,644
Provision for sundry payments	1,867	87	1,954	1,761	63	1,824
Obligations on official agreements and rendering of payment services	1,157	-	1,157	1,114	-	1,114
Liabilities from post-employment benefits plans (Note 26e)	-	1,817	1,817	-	1,800	1,800
Other	1,135	4	1,139	1,062	3	1,065

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F-61

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	03/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 03/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 03/31/2020	4,925,351,482	1,808,270,897	6,733,622,379	66,723
Residents abroad at 03/31/2020	32,938,877	3,037,574,092	3,070,512,969	30,425
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,657,293)	(16,657,293)	362
Treasury shares at 03/31/2020 (1)	-	**41,876,292**	**41,876,292**	**(912)**
Outstanding shares at 03/31/2020	**4,958,290,359**	**4,803,968,697**	**9,762,259,056**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

	12/31/2019			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 [(1)]	-	**83,614,426**	**83,614,426**	**(1,820)**
Result from delivery of treasury shares	-	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 [(1)]	-	**58,533,585**	**58,533,585**	**(1,274)**
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

Cost / market value	01/01 to 03/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 03/31/2020	22.08	23.09

Cost / market value	01/01 to 12/31/2019	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2019	32.03	37.10

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.62

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

The dividends calculated in the period totaled R$ 850 corresponding to 25% of consolidated net income for the period, prepared in accordance with instructions issued by the Central Bank of Brazil.

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	03/31/2020	12/31/2019
Capital reserves	**285**	**285**
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**4,324**	**12,663**
Legal [(1)]	11,420	11,326
Statutory [(2)]	4,421	3,043
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Special profit reserves [(3)]	-	9,811
Total reserves at parent company	**4,609**	**12,948**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 12/31/2019.

III - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Net Income	
	03/31/2020	12/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
Itaú CorpBanca (Note 3)	12,417	11,270	178	94
Itaú CorpBanca Colômbia S.A. (Note 3)	409	406	(13)	28
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	483	446	37	23
Luizacred S.A. Soc. Cred. Financiamento Investimento	300	295	5	(1)
Other	100	123	12	12
Total	**13,709**	**12,540**	**219**	**156**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.63

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 03/31/2020	01/01 to 03/31/2019
Partner Plan	(52)	(96)
Share-based plan	(92)	(111)
Total	**(144)**	**(207)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 03/31/2020	01/01 to 03/31/2019
	Quantity	Quantity
Opening balance	**39,305,211**	**48,871,182**
New	10,473,405	7,966,558
Delivered	(11,408,109)	(15,480,748)
Cancelled	-	(55,111)
Closing balance	**38,370,507**	**41,301,881**
Weighted average of remaining contractual life (years)	**2.46**	**2.36**
Market value weighted average (R$)	**23.37**	**25.49**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.64

II- Variable compensation

In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive's permanence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 03/31/2020	01/01 to 03/31/2019
	Quantity	Quantity
Opening balance	**20,220,934**	**25,016,145**
New	11,016,653	8,260,102
Delivered	(10,302,620)	(13,934,827)
Cancelled	(9,763)	(11,999)
Closing balance	**20,925,204**	**19,329,421**
Market value weighted average (R$)	**33.75**	**37.66**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING had a Stock Option Plan ("Simple Options"), which was discontinued, and the last options were vested in 2019.

Simple options have the following characteristics:

a) **Exercise price:** calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Change in the Simple options plan

	01/01 to 03/31/2020		01/01 to 03/31/2019	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	-	-	**3,089,599**	**22.11**
Options vested at the end of the period	-	-	3,089,599	22.11
Options:				
Canceled / Forfeited (*)	-	-	(15,590)	29.51
Exercised	-	-	(518,953)	21.84
Closing balance	-	-	**2,555,056**	**22.30**
Options vested at the end of the period	-	-	2,555,056	22.30
Range of exercise prices		-		22.30
Weighted average of the remaining contractual life (in years)		-		0.75
Market value weighted average (R$)		-		**37.55**

(*) Refers to non-vesting based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.65

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	01/01 to 03/31/2020	01/01 to 03/31/2019
Compulsory deposits in the Central Bank of Brazil	823	1,260
Interbank deposits	486	172
Securities purchased under agreements to resell	3,657	4,502
Financial assets at fair value through other comprehensive income	5,746	2,386
Financial assets at amortized cost	702	698
Loan operations	24,520	18,943
Other financial assets	(346)	231
Total	**35,588**	**28,192**

b) Interest and similar expense

	01/01 to 03/31/2020	01/01 to 03/31/2019
Deposits	(5,341)	(4,464)
Securities sold under repurchase agreements	(2,675)	(5,659)
Interbank market funds	(24,230)	(3,111)
Institutional market funds	(2,274)	(1,547)
Financial expense from technical provisions for insurance and private pension	4,807	(3,912)
Other	(31)	(31)
Total	**(29,744)**	**(18,724)**

c) Adjustment to Fair Value of Financial Assets and Liabilities

	01/01 to 03/31/2020	01/01 to 03/31/2019
Financial assets at fair value through profit or loss	(4,280)	1,034
Derivatives (*)	(2,686)	619
Financial assets designated at fair value through profit or loss	(483)	(24)
Financial assets at fair value through other comprehensive income	(279)	(41)
Financial liabilities designated at fair value	52	(5)
Total	**(7,676)**	**1,583**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 03/31/2020, ITAÚ UNIBANCO HOLDING recognized R$ (733) Expected Losses (R$ (14) at 03/31/2019), with loss of R$ (47) for Financial Assets – Fair Value through Other Comprehensive Income (with no amount at 03/31/2019) and loss of R$ (686) for Financial Assets – Amortized Cost (R$ (14) at 03/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.66

Note 22 - Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and Debit Cards 3,694 3,867 Current Account Services 2,053 1,971 Asset Management 1,854 1,315 Funds Fund 1,688 1,164 Con Conssorti ortia a 166 151 Credit Operations and Financial Guarantees Provided 605 588 Cr Cred edit l it O ine pe srations 263 254 Fin Feean s fc or gua ial Gua ran ran tee tee s iss P sue rov dided 342 334 Collection Services 474 443 Advisory Services and Brokerage 773 346 Custody Services 137 117 Other 492 492 Total 10,082 9,139 Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Personnel expenses (5,969) (6,093) Compensation (2,364) (2,484) Employee profit sharing (984) (1,142) Welfare benefits (979) (940) Provision for labor claims and Dismissals (759) (556) Payroll charges (779) (806) Share-based compensation plan (Note 20) (52) (96) Training (25) (48) Other (27) (21) Administrative expenses (3,661) (3,816) Third party services (1,137) (1,042) Data processing and telecommunications (921) (1,070) Installations (442) (476) Advertising, promotions and publicity (261) (283) Financial services expenses (227) (202) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (287) (325) Depreciation and Amortization (1,211) (1,133) Other expenses (2,065) (2,440) (1,346) (1,253) Selling - credit cards (212) (215) Claims losses Loss on sale of other assets, fixed assets and investments in associates and joint (124) (184) ventures (220) (13) Provision for civil lawsuits (Note 29) 493 (128) Provision for tax and social security lawsuits (64) (65) Refund of interbank costs (592) (582) Other Total (12,906) (13,482) Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.67 Note 22 - Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and Debit Cards 3,694 3,867 Current Account Services 2,053 1,971 Asset Management 1,854 1,315 Funds Fund 1,688 1,164 Con Conssorti ortia a 166 151 Credit Operations and Financial Guarantees Provided 605 588 Cr Cred edit l it O ine pe srations 263 254 Fin Feean s fc or gua ial Gua ran ran tee tee s iss P sue rov dided 342 334 Collection Services 474 443 Advisory Services and Brokerage 773 346 Custody Services 137 117 Other 492 492 Total 10,082 9,139 Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Personnel expenses (5,969) (6,093) Compensation (2,364) (2,484) Employee profit sharing (984) (1,142) Welfare benefits (979) (940) Provision for labor claims and Dismissals (759) (556) Payroll charges (779) (806) Share-based compensation plan (Note 20) (52) (96) Training (25) (48) Other (27) (21) Administrative expenses (3,661) (3,816) Third party services (1,137) (1,042) Data processing and telecommunications (921) (1,070) Installations (442) (476) Advertising, promotions and publicity (261) (283) Financial services expenses (227) (202) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (287) (325) Depreciation and Amortization (1,211) (1,133) Other expenses (2,065) (2,440) (1,346) (1,253) Selling - credit cards (212) (215) Claims losses Loss on sale of other assets, fixed assets and investments in associates and joint (124) (184) ventures (220) (13) Provision for civil lawsuits (Note 29) 493 (128) Provision for tax and social security lawsuits (64) (65) Refund of interbank costs (592) (582) Other Total (12,906) (13,482) Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.67

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	20.00%

(*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution expense calculation:

Due on operations for the period	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income before income tax and social contribution	**(9,287)**	**9,538**
Charges (income tax and social contribution) at the rates in effect	4,179	(3,815)
Increase / decrease in income tax and social contribution charges arising from:		
Share of profit or (loss) of associates and joint ventures	68	98
Foreign exchange variation on investments abroad	6,456	(72)
Interest on capital	726	862
Other nondeductible expenses net of non taxable income (*)	(15,477)	1,258
Income tax and social contribution expenses	**(4,048)**	**(1,669)**
Related to temporary differences		
Increase / (reversal) for the period	17,013	(972)
Increase / (reversal) of prior periods	-	6
(Expenses) / Income related to deferred taxes	**17,013**	**(966)**
Total income tax and social contribution expenses	**12,965**	**(2,635)**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.68

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2019	Realization / Reversal	Increase	03/31/2020
Reflected in income	**43,380**	**(5,803)**	**22,125**	**59,702**
Provision for expected loss	22,860	(967)	3,328	25,221
Relating to tax losses and social contribution loss carryforwards	2,585	(1)	2,030	4,614
Provision for profit sharing	2,162	(2,162)	865	865
Provision for devaluation of securities with permanent impairment	1,530	(254)	566	1,842
Provisions	6,208	(368)	439	6,279
Civil lawsuits	1,413	(129)	105	1,389
Labor claims	3,251	(201)	314	3,364
Tax and social security lawsuits	1,544	(38)	20	1,526
Legal obligations	723	(574)	497	646
Adjustments of operations carried out on the futures settlement market	84	(84)	104	104
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	13,106	13,106
Provision relating to health insurance operations	348	-	2	350
Other	6,142	(655)	1,188	6,675
Reflected in stockholders' equity	**2,354**	**(696)**	**1,243**	**2,901**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(452)	1,242	1,556
Cash flow hedge	1,187	(236)	1	952
Other	401	(8)	-	393
Total (1) (2)	**45,734**	**(6,499)**	**23,368**	**62,603**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**37,252**	**(13,667)**	**19,795**	**43,380**
Provision for expected loss	18,563	(4,712)	9,009	22,860
Relating to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208
Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	-	-
Legal obligations	676	(57)	104	723
Adjustments of operations carried out in futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	-	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders' equity	**1,888**	**(509)**	**975**	**2,354**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401
Total (1) (2)	**39,140**	**(14,176)**	**20,770**	**45,734**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F-69

II - The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2019	Realization / reversal	Increase	03/31/2020
Reflected in income	**6,610**	**(2,793)**	**2,102**	**5,919**
Depreciation in excess – finance lease	202	(25)	-	177
Adjustment of escrow deposits and provisions	1,531	(130)	8	1,409
Post-employment benefits	282	(60)	3	225
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	1,522	1,522
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	156	156
Taxation of results abroad – capital gains	581	-	32	613
Other	1,535	(99)	381	1,817
Reflected in stockholders' equity	**1,268**	**(496)**	**393**	**1,165**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(496)	344	1,076
Cash flow hedge	30	-	49	79
Post-employment benefits	10	-	-	10
Total (*)	**7,878**	**(3,289)**	**2,495**	**7,084**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively.

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	**6,144**	**(3,863)**	**4,329**	**6,610**
Depreciation in excess – finance lease	346	(144)	-	202
Adjustment of escrow deposits and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders' equity	**662**	**(262)**	**868**	**1,268**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	-	3	10
Other	13	(13)	-	-
Total (*)	**6,806**	**(4,125)**	**5,197**	**7,878**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.70

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

	Deferred tax assets									
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2020	12,022	21%	2,116	46%	14,138	22%	(1,638)	23%	12,500	22%
2021	14,261	25%	697	15%	14,958	24%	(283)	4%	14,675	26%
2022	15,647	27%	444	10%	16,091	26%	(232)	4%	15,859	29%
2023	5,734	10%	428	9%	6,162	10%	(164)	2%	5,998	11%
2024	2,599	4%	400	9%	2,999	5%	(341)	5%	2,658	5%
After 2024	7,726	13%	529	11%	8,255	13%	(4,426)	62%	3,829	7%
Total	**57,989**	**100%**	**4,614**	**100%**	**62,603**	**100%**	**(7,084)**	**100%**	**55,519**	**100%**
Present value (*)	**55,533**		**4,454**		**59,987**		**(6,514)**		**53,473**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 03/31/2020, deferred tax assets not accounted for correspond to R$ 781 (R$ 605 at 12/31/2019) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	03/31/2020	12/31/2019
Taxes and contributions on income payable	48	3,083
Other Taxes and Contributions payable	2,236	914
Provision for deferred income tax and social contribution (Note 24b II)	581	1,058
Other	3,036	2,836
Total	**5,901**	**7,891**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.71

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income attributable to owners of the parent company	**3,459**	**6,747**
Minimum non-cumulative dividends on preferred shares	(105)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:		
Common	1,650	3,330
Preferred	1,595	3,203
Total net income available to equity owners:		
Common	1,759	3,439
Preferred	1,700	3,308
Weighted average number of shares outstanding		
Common	4,958,290,359	4,958,290,359
Preferred	4,792,863,835	4,770,295,919
Basic earnings per share – R$		
Common	0.35	0.69
Preferred	0.35	0.69

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income available to preferred equity owners	**1,700**	**3,308**
Dividends on preferred shares after dilution effects	5	13
Net income available to preferred equity owners considering preferred shares after the dilution effect	**1,705**	**3,321**
Net income available to ordinary equity owners	**1,759**	**3,439**
Dividend on preferred shares after dilution effects	(5)	(13)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**1,754**	**3,426**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,820,538,297	4,806,592,987
Preferred	4,792,863,835	4,770,295,919
Incremental as per share-based payment plans	27,674,462	36,297,068
Diluted earnings per share – R$		
Common	0.35	0.69
Preferred	0.35	0.69

Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 18,864 preferred shares (there was no such effect at 03/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.72

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined;

- Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Suplementary Pension - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.73

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2020	03/31/2019
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010 (3)
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.74

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Fixed income securities	**21,338**	**20,672**	**93.18%**	**90.93%**
Quoted in an active market	21,024	20,366	91.81%	89.59%
Non quoted in an active market	314	306	1.37%	1.34%
Variable income securities	**881**	**1,392**	**3.85%**	**6.12%**
Quoted in an active market	872	1,384	3.81%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**73**	**65**	**0.32%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	73	65	0.32%	0.29%
Real estate	**529**	**529**	**2.31%**	**2.33%**
Loans to participants	**77**	**74**	**0.34%**	**0.33%**
Total	**22,898**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 445 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	03/31/2020			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,898	1,481	-	24,379
2 - Actuarial liabilities	(19,841)	-	(960)	(20,801)
3 - Asset restriction (*)	(3,822)	(861)	-	(4,683)
4 - Net amount recognized in the balance sheet	**(765)**	**620**	**(960)**	**(1,105)**
Amount recognized in Assets (Note 18a)	92	620	-	712
Amount recognized in Liabilities (Note 18b)	(857)	-	(960)	(1,817)

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset restriction (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 18a)	91	626	-	717
Amount recognized in Liabilities (Note 18b)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.75

f) Change in the net amount recognized in the balance sheet

	03/31/2020								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**
Amounts recognized in income (loss) (1+2+3)	**433**	**(400)**	**(72)**	**(39)**	**27**	**(16)**	**11**	**(20)**	**(48)**
1 - Cost of current service	-	(25)	-	(25)	-	-	-	-	(25)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	433	(375)	(72)	(14)	27	(16)	11	(20)	(23)
Amounts recognized in stockholders' equity - OCI (4+5+6)	**19**	**(32)**	**11**	**(2)**	**1**	**4**	**5**	**-**	**3**
4 - Effects on asset ceiling	-	-	11	11	-	4	4	-	15
5 - Remeasurements [2][3]	-	-	-	-	1	-	1	-	1
6 - Exchange variation	19	(32)	-	(13)	-	-	-	-	(13)
Other (7+8+9+10)	**(286)**	**304**	**-**	**18**	**(22)**	**-**	**(22)**	**27**	**23**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(304)	304	-	-	-	-	-	27	27
9 - Contributions and investments from sponsor	16	-	-	16	(22)	-	(22)	-	(6)
10 - Contributions from participants	2	-	-	2	-	-	-	-	2
Amounts at end of the period	**22,898**	**(19,841)**	**(3,822)**	**(765)**	**1,481**	**(861)**	**620**	**(960)**	**(1,105)**

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (loss) (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [1]	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders' equity - OCI (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements [2][3]	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	**-**	**94**	**(102)**	**-**	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from participants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

(1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(at 01/01/2019 the rate used was 9.72% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 433 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.76

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 03/31/2020	01/01 to 03/31/2019
Retirement plan - FIU	52	7	14
Retiremente plan - FUNBEP	5	1	3
Total	**57**	**8**	**17**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV retirement plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.77

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. • VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. • FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, as applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.78 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. • VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. • FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, as applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.78

- **Mathematical provisions for benefits granted (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF)** - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
Group accident insurance	34.3	35.4	9.2	7.4
Individual accident insurance	18.7	18.0	26.8	20.4
Commercial multiple peril	21.3	21.2	23.6	35.8
Domestic Credit Insurance	0.5	0.6	54.4	69.7
Critical or terminal diseases	28.0	25.3	17.8	22.1
Credit Life Insurance	24.4	23.1	19.4	18.6
Random Events	23.7	23.8	34.7	22.2
Multiple Peril	45.5	47.0	74.9	59.8
Mortagage Insurance in market policies – Credit Life	20.3	20.0	13.0	14.3
Group life	24.2	21.9	35.6	33.3

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions	
	01/01 to 03/31/2020	01/01 to 03/31/2019
Group accident insurance	212	181
Individual accident	50	58
Commercial multiple peril	11	12
Internal Credit	12	25
Serious or terminal diseases	49	48
Disability Savings Pension	66	66
PGBL	471	507
Credit Life	185	240
Income from aleatory events	56	68
Multiple risks	81	65
Home Insurance in Market Policies – Credit Life	78	76
Traditional	27	24
VGBL	2,626	2,798
Group life	223	228
Other lines	84	115
Total	**4,231**	**4,511**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.79

c) Technical provisions balances

	03/31/2020			12/31/2019		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,303	12	2,315	2,343	13	2,356
Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC)	17	206,459	206,476	204	212,274	212,478
Redemptions and Other Unsettled Amounts (PVR)	13	288	301	13	318	331
Financial surplus (PEF)	2	610	612	2	610	612
Unsettled claims (PSL)	544	49	593	571	47	618
Claims / events incurred but not reported (IBNR)	272	22	294	277	22	299
Related Expenses (PDR)	28	89	117	28	89	117
Other	250	1,273	1,523	250	1,273	1,523
Total	**3,429**	**208,802**	**212,231**	**3,688**	**214,646**	**218,334**
Current	**2,339**	**465**	**2,804**	**2,613**	**493**	**3,106**
Noncurrent	**1,090**	**208,337**	**209,427**	**1,075**	**214,153**	**215,228**

d) Change in technical provisions

	03/31/2020			12/31/2019		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**
(+) Additions arising from premiums / contributions	1,040	3,191	4,231	4,634	15,008	19,642
(-) Risk adjustments	(1,079)	(68)	(1,147)	(4,216)	(273)	(4,489)
(-) Payment of claims / benefits	(334)	(143)	(477)	(1,349)	(566)	(1,915)
(+) Reported claims	330	-	330	1,465	-	1,465
(-) Redemptions	-	(4,374)	(4,374)	-	(15,623)	(15,623)
(+/-) Net Portability	-	418	418	-	1,754	1,754
(+) Adjustment of reserves and financial surplus	3	(4,860)	(4,857)	10	16,507	16,517
(+/-) Other (increase / reversal)	2	(8)	(6)	(665)	461	(204)
(+) Corporate Reorganization	(221)	-	(221)	-	-	-
Closing balance	**3,429**	**208,802**	**212,231**	**3,688**	**214,646**	**218,334**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.80

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	03/31/2020	12/31/2019
Opening Balance	**495**	**409**
Increase	272	1,156
Amortization	(279)	(1,070)
Closing Balance	**488**	**495**
Balance to be amortized in up to 12 months	379	389
Balance to be amortized after 12 months	109	106

VI - Table of Claims Development

The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL) (*)	**618**
(-) IBNER	258
(-) Reinsurance	37
(-) Retrocession and other estimates	(17)
Liability claims presented in the claims development table (a + b)	**340**

(*) Stated in Note 27IV c at 12/31/2019.

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims

Occurrence date	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	Total
At the end of reporting period	1,009	938	934	993	1,149	
After 1 year	1,054	981	977	1,012		
After 2 years	1,082	1,001	975			
After 3 years	1,091	1,078				
After 4 years	1,084					
Current estimate	1,084	1,078	975	1,012	1,149	
Accumulated payments through base date	1,075	1,061	961	994	1,028	5,119
Liabilities recognized in the balance sheet	10	17	14	18	121	180
Liabilities in relation to prior periods						17
Total administratives claims						**197**

b) Judicial claims

Occurrence date	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	Total
At the end of reporting period	30	26	28	16	20	
After 1 year	41	35	40	33		
After 2 years	52	43	51			
After 3 years	64	55				
After 4 years	71					
Current estimate	71	55	51	33	20	
Accumulated payments through base date	61	44	44	27	14	190
Liabilities recognized in the balance sheet	10	11	8	7	6	42
Liabilities in relation to prior periods						101
Total judicial claims						**143**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.81

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy half-yearly, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.82 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy half-yearly, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.82

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		03/31/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	38,275	38,275	30,367	30,367
Financial assets		**1,681,710**	**1,691,365**	**1,501,481**	**1,513,562**
At Amortized Cost		1,226,866	1,236,521	1,101,892	1,113,973
Central Bank compulsory deposits	(a)	67,772	67,772	91,248	91,248
Interbank deposits	(b)	50,960	51,165	34,583	34,622
Securities purchased under agreements to resell	(a)	265,409	265,409	198,428	198,428
Securities	(c)	139,343	140,475	133,119	135,891
Loan and Financial Lease	(d)	642,065	650,383	585,791	595,061
Other financial assets	(e)	104,064	104,064	94,752	94,752
(-) Provision for Expected Loss		(42,747)	(42,747)	(36,029)	(36,029)
At Fair Value Through Other Comprehensive Income		83,936	83,936	76,660	76,660
Securities	(c)	83,936	83,936	76,660	76,660
At Fair Value Through Profit or Loss		370,908	370,908	322,929	322,929
Securities	(c)	289,123	289,123	281,075	281,075
Derivatives	(c)	81,785	81,785	41,854	41,854
Financial liabilities		**1,428,561**	**1,427,048**	**1,211,999**	**1,214,196**
At Amortized Cost		1,335,571	1,334,058	1,159,830	1,162,027
Deposits	(b)	606,750	606,796	507,060	507,110
Securities sold under repurchase agreements	(a)	298,406	298,406	256,583	256,583
Interbank market funds	(b)	188,134	188,184	174,862	174,949
Institutional market funds	(b)	136,794	135,185	104,244	106,304
Other financial liabilities	(e)	105,487	105,487	117,081	117,081
At Fair Value Through Profit or Loss		88,299	88,299	48,029	48,029
Derivatives	(c)	88,135	88,135	47,828	47,828
Structured notes		164	164	201	201
Provision for Expected Loss		4,691	4,691	4,140	4,140
Loan Commitments		3,648	3,648	3,303	3,303
Financial Guarantees		1,043	1,043	837	837

(*) In this quarter, the result of Derivative, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 86,211 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 892 (R$ 968 at 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.83

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. • Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.84 The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. • Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.84

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.85 Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.85

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	03/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**231,261**	**52,838**	**5,024**	**289,123**	**234,583**	**43,738**	**1,719**	**280,040**
Investment funds	1,425	9,301	-	10,726	318	7,949	-	8,267
Brazilian government securities	214,466	4,958	-	219,424	216,167	3,444	-	219,611
Government securities – other countries	**2,881**	**-**	**-**	**2,881**	**1,520**	**-**	**-**	**1,520**
Argentina	765	-	-	765	318	-	-	318
Chile	534	-	-	534	488	-	-	488
Colombia	1,212	-	-	1,212	409	-	-	409
United States	182	-	-	182	141	-	-	141
Mexico	22	-	-	22	57	-	-	57
Paraguay	3	-	-	3	2	-	-	2
Peru	7	-	-	7	8	-	-	8
Uruguay	156	-	-	156	97	-	-	97
Corporate debt securities	**12,489**	**38,579**	**5,024**	**56,092**	**16,578**	**32,345**	**1,719**	**50,642**
Negotiable Shares	7,709	4,834	-	12,543	9,847	4,790	-	14,637
Rural product note	-	899	53	952	-	-	-	-
Bank deposit certificates	-	1,475	-	1,475	-	792	-	792
Real estate receivables certificates	-	-	884	884	-	-	1,444	1,444
Debentures	4,649	7,638	2,398	14,685	4,667	7,763	225	12,655
Eurobonds and others	131	2,884	195	3,210	2,064	102	7	2,173
Financial credit bills	-	20,438	-	20,438	-	18,501	13	18,514
Promissory notes	-	376	1,394	1,770	-	313	-	313
Other	-	35	100	135	-	84	30	114
Financial assets at fair value through other comprehensive income	**78,651**	**4,666**	**619**	**83,936**	**72,455**	**4,171**	**34**	**76,660**
Brazilian government securities	52,223	1,147	-	53,370	49,879	853	-	50,732
Government securities – other countries	**25,929**	**-**	**-**	**25,929**	**20,571**	**-**	**-**	**20,571**
Germany	29	-	-	29	23	-	-	23
Chile	14,829	-	-	14,829	11,208	-	-	11,208
Colombia	5,123	-	-	5,123	3,878	-	-	3,878
United States	2,861	-	-	2,861	2,756	-	-	2,756
Italy	-	-	-	-	329	-	-	329
Paraguay	2,631	-	-	2,631	1,780	-	-	1,780
Uruguay	456	-	-	456	597	-	-	597
Corporate debt securities	**499**	**3,519**	**619**	**4,637**	**2,005**	**3,318**	**34**	**5,357**
Negotiable Shares	42	-	-	42	149	-	-	149
Bank deposit certificates	-	401	-	401	-	2,371	-	2,371
Real estate receivables certificates	-	-	-	-	-	-	26	26
Debentures	300	55	-	355	334	-	-	334
Eurobonds and others	157	3,063	619	3,839	1,522	947	8	2,477
Financial assets designated at fair value through profit or loss	**-**	**-**	**-**	**-**	**1,035**	**-**	**-**	**1,035**
Brazilian external debt bonds	-	-	-	-	1,035	-	-	1,035
Financial liabilities designated at fair value through profit or loss	**-**	**164**	**-**	**164**	**-**	**201**	**-**	**201**
Structured notes	-	164	-	164	-	201	-	201

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	03/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**26**	**81,483**	**276**	**81,785**	**14**	**41,737**	**103**	**41,854**
Swap Contracts – adjustment receivable	-	44,994	149	45,143	-	26,426	32	26,458
Option Contracts	-	13,914	127	14,041	-	8,385	71	8,456
Forward Contracts	-	3,669	-	3,669	-	2,162	-	2,162
Credit derivatives	-	1,877	-	1,877	-	167	-	167
NDF - Non Deliverable Forward	-	16,269	-	16,269	-	4,446	-	4,446
Other derivative financial instruments	26	760	-	786	14	151	-	165
Liabilities	**(27)**	**(87,940)**	**(168)**	**(88,135)**	**(7)**	**(47,736)**	**(85)**	**(47,828)**
Swap Contracts – adjustment payable	-	(54,289)	(112)	(54,401)	-	(32,881)	(46)	(32,927)
Option Contracts	-	(15,632)	(56)	(15,688)	-	(9,022)	(39)	(9,061)
Forward Contracts	-	(1,931)	-	(1,931)	-	(754)	-	(754)
Credit derivatives	-	(2,259)	-	(2,259)	-	(40)	-	(40)
NDF - Non Deliverable Forward	-	(13,805)	-	(13,805)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(27)	(24)	-	(51)	(7)	(68)	-	(75)

There were no significant transfer between Level 1 and Level 2 during the period of 03/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.86

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Credit Bills: In order to mark Financial Credit Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.87 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Credit Bills: In order to mark Financial Credit Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.87

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 1,719 (202) - 2,009 (549) 2,047 5,024 (99) loss Corporate securities 1,719 (202) - 2,009 (549) 2,047 5,024 (99) Real estate receivables certificates 1,444 (2 10) - - (3 50) - 884 (52) Debentures 225 30 - 720 (195) 1,618 2,398 8 Promissory notes - (6) (3) - 128 (2) (7 0) 53 Rural product note - (1 3) - 1,102 (2) 307 1,394 (14) Eurobonds and others 7 (6) - 59 - 135 195 (35) Financial credit bills 13 - - - - (1 3) - - Other 30 - - - - 70 100 - Financial assets at fair value through other 34 1 (2) 248 (41) 379 619 (38) comprehensive income Corporate securities 34 1 (2) 248 (4 1) 379 619 (3 8) Real estate receivables certificates 26 (1) 1 - (26) - - - Eurobonds and others 8 2 (3) 248 (1 5) 379 619 (38) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income 103 213 - 56 (87) (9) 276 217 Derivatives - assets Swap Contracts – adjustment receivable 32 117 - 9 (1) (8) 149 147 Option Contracts 71 96 - 47 (8 6) (1) 127 70 (85) (115) - (39) 51 20 (168) (135) Derivatives - liabilities Swap Contracts – adjustment payable (46) (8 3) - (4) - 21 (1 12) (105) Option Contracts (3 9) (3 2) - (35) 51 (1) (5 6) (3 0) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 2,833 (1,300) - 1,755 (9 07) (662) 1,719 (3 07) loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) - - - (9 83) - - Real estate receivables certificates 1,411 (487) - 573 (53) - 1,444 29 Debentures 85 (5 04) - 604 (222) 262 225 (336) Eurobonds and others 31 (4) - 3 (51) 28 7 - Financial credit bills 5 6 - 8 (6) - 13 - Other 33 (26) - 567 (575) 31 30 - Financial assets designated at fair value - 43 (47) 76 (68) 30 34 (2) through other comprehensive income Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (5 4) - - 1 Eurobonds and others (3) - 45 (5 3) - (14) 30 8 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Purchases Settlements and / or out of Recognized in 12/31/2018 12/31/2019 Losses (Unrealized) Level Recognized in other income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - Assets Swap Contracts – adjustment receivable 90 21 - 2 (2) (7 9) 32 31 Option Contracts 52 (9 9) - 272 (154) - 71 (3 2) (26) (17) - (196) 172 (18) (85) (2) Derivatives - Liabilities Swap Contracts – adjustment payable (3) (5 1) - (10) 36 (18) (46) (17) Option Contracts (2 3) 34 - (186) 136 - (3 9) 15 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.88 Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 1,719 (202) - 2,009 (549) 2,047 5,024 (99) loss Corporate securities 1,719 (202) - 2,009 (549) 2,047 5,024 (99) Real estate receivables certificates 1,444 (2 10) - - (3 50) - 884 (52) Debentures 225 30 - 720 (195) 1,618 2,398 8 Promissory notes - (6) (3) - 128 (2) (7 0) 53 Rural product note - (1 3) - 1,102 (2) 307 1,394 (14) Eurobonds and others 7 (6) - 59 - 135 195 (35) Financial credit bills 13 - - - - (1 3) - - Other 30 - - - - 70 100 - Financial assets at fair value through other 34 1 (2) 248 (41) 379 619 (38) comprehensive income Corporate securities 34 1 (2) 248 (4 1) 379 619 (3 8) Real estate receivables certificates 26 (1) 1 - (26) - - - Eurobonds and others 8 2 (3) 248 (1 5) 379 619 (38) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income 103 213 - 56 (87) (9) 276 217 Derivatives - assets Swap Contracts – adjustment receivable 32 117 - 9 (1) (8) 149 147 Option Contracts 71 96 - 47 (8 6) (1) 127 70 (85) (115) - (39) 51 20 (168) (135) Derivatives - liabilities Swap Contracts – adjustment payable (46) (8 3) - (4) - 21 (1 12) (105) Option Contracts (3 9) (3 2) - (35) 51 (1) (5 6) (3 0) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 2,833 (1,300) - 1,755 (9 07) (662) 1,719 (3 07) loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) - - - (9 83) - - Real estate receivables certificates 1,411 (487) - 573 (53) - 1,444 29 Debentures 85 (5 04) - 604 (222) 262 225 (336) Eurobonds and others 31 (4) - 3 (51) 28 7 - Financial credit bills 5 6 - 8 (6) - 13 - Other 33 (26) - 567 (575) 31 30 - Financial assets designated at fair value - 43 (47) 76 (68) 30 34 (2) through other comprehensive income Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (5 4) - - 1 Eurobonds and others (3) - 45 (5 3) - (14) 30 8 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Purchases Settlements and / or out of Recognized in 12/31/2018 12/31/2019 Losses (Unrealized) Level Recognized in other income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - Assets Swap Contracts – adjustment receivable 90 21 - 2 (2) (7 9) 32 31 Option Contracts 52 (9 9) - 272 (154) - 71 (3 2) (26) (17) - (196) 172 (18) (85) (2) Derivatives - Liabilities Swap Contracts – adjustment payable (3) (5 1) - (10) 36 (18) (46) (17) Option Contracts (2 3) 34 - (186) 136 - (3 9) 15 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.88

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2020		12/31/2019	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.1)	(0.1)	(0.9)	(0.0)
	II	(27.5)	(2.2)	(23.3)	(0.3)
	III	(54.6)	(4.3)	(46.1)	(0.6)
Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(19.2)	-	(22.6)	-
	II	(32.5)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.89

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the Federal Supreme Court (STF), which is expected to occur in the second quarter of 2020. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.90 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the Federal Supreme Court (STF), which is expected to occur in the second quarter of 2020. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.90

Below are the changes in civil, labor and other risks provisions:

	03/31/2020			
	Civil	Labor	Other risks	Total
Opening balance	**3,633**	**8,579**	**976**	**13,188**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,417**	**7,599**	**976**	**11,992**
Adjustment / Interest (Note 23)	36	136	-	172
Changes in the period reflected in income (Note 23)	184	534	(18)	700
Increase	260	588	-	848
Reversal	(76)	(54)	(18)	(148)
Payment	(271)	(457)	-	(728)
Subtotal	**3,366**	**7,812**	**958**	**12,136**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	210	966	-	1,176
Closing balance	**3,576**	**8,778**	**958**	**13,312**
Current	**1,633**	**2,453**	**958**	**5,044**
Non-current	**1,943**	**6,325**	**-**	**8,268**

	12/31/2019			
	Civil	Labor	Other risks	Total
Opening balance	**4,426**	**6,821**	**573**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Adjustment / Interest (Note 23)	122	1,024	-	1,146
Changes in the period reflected in income (Note 23)	726	3,160	403	4,289
Increase (*)	1,177	3,325	435	4,937
Reversal	(451)	(165)	(32)	(648)
Payment	(1,631)	(2,449)	-	(4,080)
Subtotal	**3,417**	**7,599**	**976**	**11,992**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	980	-	1,196
Closing balance	**3,633**	**8,579**	**976**	**13,188**
Current	**1,662**	**2,451**	**976**	**5,089**
Non-current	**1,971**	**6,128**	**-**	**8,099**

(*) Includes the effects of the Voluntary Severance Program.

IV- Tax proceedings and legal obligations

Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	03/31/2020	12/31/2019
Opening balance	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(68)	(68)
Subtotal	**8,198**	**6,725**
Adjustment / Interest (*)	70	779
Changes in the period reflected in income	5	843
Increase (*)	27	1,135
Reversal (*)	(22)	(292)
Payment	(1,438)	(151)
Subtotal	**6,835**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	70	70
Closing balance	**6,905**	**8,266**
Current	**214**	**83**
Non-current	**6,691**	**8,183**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.91

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,915: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 716; • PIS and COFINS – Calculation basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 613. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Institutions – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; • IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; • IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.92 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,915: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 716; • PIS and COFINS – Calculation basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 613. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Institutions – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; • IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; • IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.92

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 972 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	03/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,540	2,422	9,345	13,307	14,520
Quotas	636	412	83	1,131	1,148
Surety	61	65	3,137	3,263	3,223
Insurance bond	1,791	967	12,785	15,543	14,867
Guarantee by government securities	17	-	257	274	96
Total	**4,045**	**3,866**	**25,607**	**33,518**	**33,854**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.93

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.94 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.94

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model; • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.95 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model; • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.95

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to March 31, 2020

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**19,705**	**7,593**	**1,908**	**29,206**	**(15,234)**	**13,972**
Interest margin [1]	11,632	4,489	1,684	17,805	(15,257)	2,548
Revenues from banking services and bank charges	6,301	3,047	166	9,514	568	10,082
Income from insurance and private pension operations before claim and selling expenses	1,772	57	58	1,887	(752)	1,135
Other revenues	-	-	-	-	207	207
Cost of Credit	**(6,919)**	**(3,168)**	**-**	**(10,087)**	**333**	**(9,754)**
Claims	**(326)**	**(3)**	**-**	**(329)**	**-**	**(329)**
Operating margin	**12,460**	**4,422**	**1,908**	**18,790**	**(14,901)**	**3,889**
Other operating income / (expenses)	**(10,101)**	**(3,613)**	**(38)**	**(13,752)**	**576**	**(13,176)**
Non-interest expenses [2]	(8,786)	(3,256)	(19)	(12,061)	(845)	(12,906)
Tax expenses for ISS, PIS and COFINS and Other	(1,315)	(357)	(19)	(1,691)	1,131	(560)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	290	290
Net income before income tax and social contribution	**2,359**	**809**	**1,870**	**5,038**	**(14,325)**	**(9,287)**
Income tax and social contribution	(546)	7	(436)	(975)	13,940	12,965
Non-controlling interest in subsidiaries	(53)	(89)	(9)	(151)	(68)	(219)
Net income	**1,760**	**727**	**1,425**	**3,912**	**(453)**	**3,459**
Total assets (*) - 03/31/2020	**1,168,760**	**806,694**	**149,407**	**1,982,498**	**(134,396)**	**1,848,102**
Total liabilities - 03/31/2020	**1,121,238**	**738,752**	**129,607**	**1,847,234**	**(142,649)**	**1,704,585**
(*) Includes:						
Investments in associates and joint ventures	1,882	-	13,831	15,713	(436)	15,277
Fixed assets, net	5,446	909	-	6,355	411	6,766
Goodwill and Intangible assets, net	6,736	8,509	-	15,245	6,119	21,364

(1) Includes interest and similar income, expenses and dividend of R$ 4,173, net gains (loss) on investment securities and derivatives of R$ (7,676) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 6,051.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,211).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.96

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to March 31, 2019

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**18,570**	**7,113**	**2,525**	**28,208**	**88**	**28,296**
Interest margin [1]	10,653	4,602	2,413	17,668	(172)	17,496
Commissions and Banking Fees	6,213	2,366	43	8,622	517	9,139
Income from insurance and private pension operations before claim and selling expenses	1,704	145	69	1,918	(821)	1,097
Other revenues	-	-	-	-	564	564
Cost of Credit	**(3,665)**	**(139)**	**-**	**(3,804)**	**453**	**(3,351)**
Claims	**(288)**	**(11)**	**-**	**(299)**	**(31)**	**(330)**
Operating margin	**14,617**	**6,963**	**2,525**	**24,105**	**510**	**24,615**
Other operating income / (expenses)	**(9,902)**	**(3,653)**	**(287)**	**(13,842)**	**(1,235)**	**(15,077)**
Non-interest expenses [2]	(8,712)	(3,331)	(119)	(12,162)	(1,320)	(13,482)
Tax expenses for ISS, PIS and COFINS and Other	(1,190)	(322)	(168)	(1,680)	(144)	(1,824)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	229	229
Net income before income tax and social contribution	**4,715**	**3,310**	**2,238**	**10,263**	**(725)**	**9,538**
Income tax and social contribution	(1,586)	(937)	(665)	(3,188)	553	(2,635)
Non-controlling interest in subsidiaries	(54)	(135)	(9)	(198)	42	(156)
Net income	**3,075**	**2,238**	**1,564**	**6,877**	**(130)**	**6,747**
Total assets (*) - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
(*) Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income,expenses and dividend of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.97

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	03/31/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	16,038	12,092	28,130	16,123	10,762	26,885

	01/01 to 03/31/2020			01/01 to 03/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	22,631	9,661	32,292	29,831	6,389	36,220
Income from insurance and private pension operations before claim and selling expenses	1,135	-	1,135	1,060	37	1,097
Commissions and Banking Fees	9,138	944	10,082	8,240	899	9,139

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on
(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;
- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;
- Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.;
- Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;
- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Itaú para Educação e Cultura Foundation (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Itaú Cultural Institute(3) – promotes and disseminates Brazilian culture in the country and abroad.

  Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

  Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.98

- **Itaú Cubo Coworking Association** – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

(1) Entity merged into Itaúsa Investimentos Itaú S.A.

(2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute;

(3) Entity merged into Itaú para Educação e Cultura Foundation.

a) Transactions with related parties:

		ITAÚ UNIBANCO HOLDING			
		Assets / (Liabilities)		Revenue / (Expenses)	
	Annual rate	03/31/2020	12/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
Short-term interbank investments		**-**	**1,000**	**-**	**-**
Other		-	1,000	-	-
Loans		**959**	**83**	**13**	**13**
Alpargatas S.A.	2.35% to 6% / 2% CDI	416	30	11	1
Duratex S.A.	CDI + 1.45%	501	-	1	-
Other	113% CDI	42	53	1	12
Derivative financial instruments - assets and liabilities		**123**	**99**	**(2)**	**-**
Investment funds		123	99	(2)	-
Deposits received under securities repurchase agreements		**(861)**	**(374)**	**(27)**	**(2)**
Duratex S.A.	76% to 97.5% CDI	(145)	(43)	(1)	-
Other	75% to 101% CDI / 3.50% to 3.55%	(716)	(331)	(26)	(2)
Amounts receivable from (payable to) related companies / Commissions and Banking Fees and general and administritative (expenses)		**(117)**	**(151)**	**9**	**15**
ConectCar Soluções de Mobilidade Eletrônica S.A.		(25)	(46)	3	2
Itaú Unibanco Foundation - Supplementary Pensions		(93)	(93)	11	13
Itaúsa Investimentos Itaú S.A.		1	1	2	2
Olimpia Promoção e Serviços S.A.		(5)	(5)	(9)	(6)
Other		5	(8)	2	4
Rent revenues (expenses)		**-**	**-**	**(9)**	**(12)**
FUNBEP - Multisponsored Association		-	-	(1)	(2)
Itaú Unibanco Foundation - Supplementary Pensions		-	-	(8)	(9)
Other		-	-	-	(1)
Donation expenses		**-**	**-**	**-**	**(35)**
Itaú para Educação e Cultura Foundation		-	-	-	(35)
Sponsorship expenses		**20**	**-**	**(3)**	**(32)**
Itaú Cubo Coworking Association		20	29	(3)	(4)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present Assets of R$ 49, Liabilities of R$ (6,272) and Results of R$ 146 (R$ 49, R$ (5,758) at 12/31/2019 and R$ (11) from 01/01 to 03/31/2019, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 03/31/2020	01/01 to 03/31/2019
Fees	(127)	(138)
Profit sharing	(22)	(92)
Post-employment benefits	(4)	(4)
Share-based payment plan	(49)	(81)
Total	**(202)**	**(315)**

Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.99

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.100 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.100

• Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; • Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; • Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; • Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.101 • Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; • Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; • Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; • Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.101

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.102 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.102

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	03/31/2020			12/31/2019		
	Brazil	**Abroad**	**Total**	**Brazil**	**Abroad**	**Total**
Financial Assets	**1,158,092**	**455,846**	**1,613,938**	**1,073,430**	**336,803**	**1,410,233**
At Amortized Cost	815,586	343,508	1,159,094	755,773	254,871	1,010,644
Interbank deposits	13,779	37,181	50,960	10,620	23,963	34,583
Securities purchased under agreements to resell	263,483	1,926	265,409	197,157	1,271	198,428
Securities	102,651	36,692	139,343	114,046	19,073	133,119
Loan operations and lease operations	398,693	243,372	642,065	386,206	199,585	585,791
Other financial assets	70,300	33,764	104,064	75,968	18,784	94,752
(-) Provision for Expected Loss	(33,320)	(9,427)	(42,747)	(28,224)	(7,805)	(36,029)
At Fair Value Through Other Comprehensive Income	41,953	41,983	83,936	35,990	40,670	76,660
Securities	41,953	41,983	83,936	35,990	40,670	76,660
At Fair Value Through Profit or Loss	300,553	70,355	370,908	281,667	41,262	322,929
Securities	275,435	13,688	289,123	271,470	9,605	281,075
Derivatives	25,118	56,667	81,785	10,197	31,657	41,854
Financial liabilities - provision for expected loss	**4,117**	**574**	**4,691**	**3,581**	**559**	**4,140**
Loan Commitments	3,310	338	3,648	2,909	394	3,303
Financial Guarantees	807	236	1,043	672	165	837
Off balance sheet	**350,178**	**54,340**	**404,518**	**338,262**	**48,893**	**387,155**
Financial Guarantees	54,479	15,822	70,301	52,663	14,057	66,720
Letters of credit to be released	15,910	-	15,910	15,013	-	15,013
Loan commitments	279,789	38,518	318,307	270,586	34,836	305,422
Mortgage loans	5,487	-	5,487	5,536	-	5,536
Overdraft accounts	122,778	-	122,778	124,449	-	124,449
Credit cards	148,523	3,139	151,662	138,014	2,823	140,837
Other pre-approved limits	3,001	35,379	38,380	2,587	32,013	34,600
Total	**1,504,153**	**509,612**	**2,013,765**	**1,408,111**	**385,137**	**1,793,248**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.103

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loans and Financial Lease Operations

	03/31/2020	%	12/31/2019	%
Industry and commerce	156,985	24.5	129,998	22.2
Services	143,370	22.3	126,718	21.6
Other sectors	32,906	5.1	26,693	4.6
Individuals	308,804	48.1	302,382	51.6
Total	**642,065**	**100.0**	**585,791**	**100.0**

Other financial assets (*)

	03/31/2020	%	12/31/2019	%
Public sector	641,403	70.5	562,485	73.5
Services	65,065	7.1	59,193	7.7
Other sectors	63,069	6.9	45,744	6.0
Financial	141,019	15.5	98,297	12.8
Total	**910,556**	**100.0**	**765,719**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.104

1.4.2 By type and classification of credit risk

Operations and lease operations

03/31/2020	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	196,070	207,202	1,135	404,407	19,544	6,370	-	25,914	22,484	777	-	23,261	238,098	214,349	1,135	453,582
Corporate	111,881	16,231	46,292	174,404	1,222	16	203	1,441	9,372	102	3,566	13,040	122,475	16,349	50,061	188,885
Micro/Small and medium companies	84,249	50,105	4,872	139,226	8,713	2,207	70	10,990	6,925	217	65	7,207	99,887	52,529	5,007	157,423
Foreign loans - Latin America	155,838	33,390	13,415	202,643	18,252	1,583	555	20,390	7,515	107	128	7,750	181,605	35,080	14,098	230,783
Total	**548,038**	**306,928**	**65,714**	**920,680**	**47,731**	**10,176**	**828**	**58,735**	**46,296**	**1,203**	**3,759**	**51,258**	**642,065**	**318,307**	**70,301**	**1,030,673**
%	59.6	33.3	7.1	100.0	81.3	17.3	1.4	100.0	90.4	2.3	7.3	100.0	62.3	30.9	6.8	100.0

12/31/2019	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,907	197,717	861	398,485	19,070	6,437	-	25,507	21,513	763	-	22,276	240,490	204,917	861	446,268
Corporate	91,448	16,411	44,720	152,579	911	22	200	1,133	8,430	102	3,420	11,952	100,789	16,535	48,340	165,664
Micro/Small and medium companies	77,722	50,307	4,817	132,846	7,225	2,378	38	9,641	5,786	190	46	6,022	90,733	52,875	4,901	148,509
Foreign loans - Latin America	132,812	29,842	12,087	174,741	14,714	1,166	424	16,304	6,253	87	107	6,447	153,779	31,095	12,618	197,492
Total	**501,889**	**294,277**	**62,485**	**858,651**	**41,920**	**10,003**	**662**	**52,585**	**41,982**	**1,142**	**3,573**	**46,697**	**585,791**	**305,422**	**66,720**	**957,933**
%	58.5	34.3	7.2	100.0	79.7	19.0	1.3	100.0	89.9	2.4	7.7	100.0	61.1	31.9	7.0	100.0

Internal Rating	03/31/2020				12/31/2019			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Lower Risk	444,346	4,157	-	448,503	420,936	4,204	-	425,140
Satisfactory	99,992	18,816	-	118,808	80,106	17,871	-	97,977
Higher Risk	3,700	24,758	-	28,458	847	19,845	-	20,692
Credit-Impaired	-	-	46,296	46,296	-	-	41,982	41,982
Total	**548,038**	**47,731**	**46,296**	**642,065**	**501,889**	**41,920**	**41,982**	**585,791**
%	85.4	7.4	7.2	100.0	85.6	7.2	7.2	100.0

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.105

Other financial assets

	03/31/2020						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**10,726**	**4,285**	**4,030**	**6,432**	**6,432**	**1,232**	**264**
Government securities	**380,399**	**380,600**	**380,399**	**-**	**-**	**-**	**-**
Brazilian government	334,395	334,333	334,395	-	-	-	-
Other Public	-	36	-	-	-	-	-
Other countries	46,004	46,231	46,004	-	-	-	-
Argentina	765	810	765	-	-	-	-
United States	3,043	3,031	3,043	-	-	-	-
Mexico	7,703	7,711	7,703	-	-	-	-
Spain	4,968	4,980	4,968	-	-	-	-
Korea	3,419	3,425	3,419	-	-	-	-
Chile	16,161	16,071	16,161	-	-	-	-
Paraguay	2,634	2,831	2,634	-	-	-	-
Uruguay	632	646	632	-	-	-	-
Colombia	6,643	6,690	6,643	-	-	-	-
Peru	7	7	7	-	-	-	-
Germany	29	29	29	-	-	-	-
Corporate debt securities	**117,938**	**116,171**	**113,430**	**900**	**611**	**6,263**	**3,897**
Rural product note	5,983	5,964	5,824	45	40	137	119
Real estate receivables certificates	6,313	6,376	6,283	9	10	19	20
Bank deposit certificate	1,890	1,888	1,890	-	-	-	-
Debentures	54,476	51,238	50,278	602	498	5,819	3,700
Eurobonds and other	8,035	8,364	8,010	26	25	-	-
Financial bills	20,438	20,444	20,438	-	-	-	-
Promissory notes	6,689	6,781	6,689	-	-	-	-
Other	14,114	15,116	14,018	218	38	288	58
Total	**509,063**	**501,056**	**497,859**	**7,332**	**7,043**	**7,495**	**4,161**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.106

	12/31/2019						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**8,267**	**8,322**	**8,062**	**-**	**-**	**955**	**205**
Government securities	**366,998**	**364,078**	**366,998**	**-**	**-**	**-**	**-**
Brazilian government	327,681	324,637	327,681	-	-	-	-
Other countries	39,317	39,405	39,317	-	-	-	-
Argentina	318	349	318	-	-	-	-
United States	2,977	2,979	2,977	-	-	-	-
Mexico	7,820	7,820	7,820	-	-	-	-
Italy	329	328	329	-	-	-	-
Spain	4,984	4,984	4,984	-	-	-	-
Korea	3,427	3,427	3,427	-	-	-	-
Chile	12,317	12,227	12,317	-	-	-	-
Paraguay	1,782	1,959	1,782	-	-	-	-
Uruguay	710	716	710	-	-	-	-
Colombia	4,622	4,585	4,622	-	-	-	-
Germany	23	23	23	-	-	-	-
Corporate debt securities	**112,936**	**109,169**	**108,685**	**637**	**402**	**6,784**	**3,849**
Rural product note	5,341	5,122	5,114	62	58	204	169
Real estate receivables certificates	7,312	7,253	7,280	10	11	20	21
Bank deposit certificate	3,217	3,217	3,217	-	-	-	-
Debentures	51,510	47,751	47,607	336	283	6,311	3,620
Eurobonds and other	5,732	5,671	5,704	29	28	-	-
Financial bills	18,514	18,517	18,514	-	-	-	-
Promissory notes	5,311	5,314	5,311	-	-	-	-
Other	15,999	16,324	15,938	200	22	249	39
Total	**488,201**	**481,569**	**483,745**	**637**	**402**	**7,739**	**4,054**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.107

Other Financial Assets - Internal Classification by Level of Risk

03/31/2020					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	316,369	133,446	369,009	83,936	902,760
Medium	-	4,071	1,433	-	5,504
High	-	1,826	466	-	2,292
Total	**316,369**	**139,343**	**370,908**	**83,936**	**910,556**
%	**34.7**	**15.3**	**40.8**	**9.2**	**100.0**

(*) Includes Derivatives in the amount of R$ 81,785 at 03/31/2020.

12/31/2019					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	233,011	127,251	321,595	76,660	758,517
Medium	-	3,721	952	-	4,673
High	-	2,147	382	-	2,529
Total	**233,011**	**133,119**	**322,929**	**76,660**	**765,719**
%	**30.4**	**17.4**	**42.2**	**10.0**	**100.0**

(*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.108

1.4.3 Collateral for loans and financial lease operations

	03/31/2020				12/31/2019			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**67,389**	**173,810**	**2,189**	**2,028**	**65,921**	**170,045**	**1,997**	**1,867**
Personal (1)	1,065	3,264	792	754	978	2,982	857	819
Vehicles (2)	17,861	37,119	1,356	1,244	17,720	37,355	1,102	1,020
Mortgage loans (3)	48,463	133,427	41	30	47,223	129,708	38	28
Very small, small and middle-market companies and corporates (4)	**122,292**	**320,167**	**10,316**	**5,988**	**115,608**	**311,043**	**11,097**	**6,142**
Foreign loans - Latin America (4)	**146,695**	**268,925**	**11,064**	**5,245**	**123,367**	**222,300**	**7,348**	**2,841**
Total	**336,376**	**762,902**	**23,569**	**13,261**	**304,896**	**703,388**	**20,442**	**10,850**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and financial lease operations R$ 282,120 (R$ 260,453 at 12/31/2019) represented unsecured loans.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.109

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 99 (R$ 390 at 12/31/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.110 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 99 (R$ 390 at 12/31/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.110

- Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock;

- ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 03/31/2020, the average total VaR in Historical Simulation was R$ 375 or 0.3% of total stockholders' equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) *(Reais million)*							
	03/31/2020 (*)				12/31/2019 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	933	464	1,961	1,642	816	652	960	813
Currencies	26	9	71	60	28	11	59	11
Shares	27	14	37	26	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Effect of diversification	-	-	-	(966)	-	-	-	(576)
Total risk	**375**	**258**	**763**	**763**	**334**	**209**	**472**	**278**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.111

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	03/31/2020						12/31/2019					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**363,115**	**379,653**	**163,083**	**502,987**	**203,212**	**1,612,050**	**264,750**	**382,751**	**141,277**	**443,579**	**203,328**	**1,435,685**
At amortized cost	316,682	339,146	120,660	268,245	112,473	1,157,206	222,026	354,893	102,649	244,862	111,666	1,036,096
Compulsory deposits in the Central Bank of Brazil	62,841	-	-	-	-	62,841	86,836	-	-	-	-	86,836
Interbank deposits	33,542	7,555	4,335	5,259	201	50,892	23,337	4,448	3,290	3,474	32	34,581
Securities purchased under agreements to resell	111,760	153,611	-	11	22	265,404	22,617	175,643	-	-	162	198,422
Securities	1,676	15,164	19,919	58,253	40,992	136,004	1,290	13,659	14,817	56,178	44,522	130,466
Loan and lease operations	106,863	162,816	96,406	204,722	71,258	642,065	87,946	161,143	84,542	185,210	66,950	585,791
At fair value through other comprehensive income	2,924	5,419	11,756	42,131	21,706	83,936	2,464	4,524	3,284	46,456	19,932	76,660
At fair value through profit and loss	43,509	35,088	30,667	192,611	69,033	370,908	40,260	23,334	35,344	152,261	71,730	322,929
Securities	32,434	21,141	18,127	168,319	49,102	289,123	33,262	15,420	32,299	137,612	62,482	281,075
Derivatives	11,075	13,947	12,540	24,292	19,931	81,785	6,998	7,914	3,045	14,649	9,248	41,854
Financial liabilities	**568,433**	**126,490**	**128,089**	**384,792**	**114,031**	**1,321,835**	**508,064**	**115,876**	**74,582**	**309,571**	**86,135**	**1,094,228**
At amortized cost	558,649	109,172	112,282	356,923	96,510	1,233,536	501,401	106,763	71,460	288,584	77,991	1,046,199
Deposits	297,803	45,519	50,767	193,218	19,443	606,750	272,447	38,873	22,877	154,032	18,831	507,060
Securities sold under repurchase agreements	237,569	2,847	5,773	24,488	27,729	298,406	218,055	4,121	1,700	13,309	19,398	256,583
Interbank market funds	15,763	56,906	46,400	66,385	2,680	188,134	9,845	54,141	41,253	66,818	2,805	174,862
Institutional market funds	7,040	3,433	8,843	70,820	46,658	136,794	600	8,472	4,763	53,452	36,957	104,244
Premium bonds plans	474	467	499	2,012	-	3,452	454	1,156	867	973	-	3,450
At fair value through profit and loss	9,784	17,318	15,807	27,869	17,521	88,299	6,663	9,113	3,122	20,987	8,144	48,029
Derivatives	9,784	17,294	15,796	27,800	17,461	88,135	6,653	9,100	3,096	20,906	8,073	47,828
Structured notes	-	24	11	69	60	164	10	13	26	81	71	201
Difference assets / liabilities (*)	(205,318)	253,163	34,994	118,195	89,181	290,215	(243,314)	266,875	66,695	134,008	117,193	341,457
Cumulative difference	**(205,318)**	**47,845**	**82,839**	**201,034**	**290,215**		**(243,314)**	**23,561**	**90,256**	**224,264**	**341,457**	
Ratio of cumulative difference to total interest-bearing assets	-12.7%	3.0%	5.1%	12.5%	18.0%		-16.9%	1.6%	6.3%	15.6%	23.8%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.112

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity; • Contingency plans for crisis situations; • Reports and charts that describe the risk positions; • Assessment of funding costs and alternative sources of funding; • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.3% or R$ 313.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.113 2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity; • Contingency plans for crisis situations; • Reports and charts that describe the risk positions; • Assessment of funding costs and alternative sources of funding; • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.3% or R$ 313.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.113

Funding from customers	03/31/2020			12/31/2019		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	297,803	606,750		272,447	507,060	
Demand deposits	101,711	101,711	12.1	82,306	82,306	11.5
Savings deposits	149,600	149,600	17.8	144,558	144,558	20.2
Time deposits	45,053	350,704	41.7	44,855	277,166	38.8
Other	1,439	4,735	0.6	728	3,030	0.4
Proceeds of acceptances and securities issues[(1)]	10,606	154,146	18.3	4,293	143,569	20.1
Funds from own issue [(2)]	177	4,166	0.5	235	5,258	0.7
Subordinated debt	5,294	76,255	9.1	2	59,462	8.3
Total	**313,880**	**841,317**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 221.7 billion and accounted for 70.6% of the short term redeemable obligations, 26.4% of total funding, and 17.8% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2020	12/31/2019
	%	%
Net assets [(1)] / customers funds within 30 days [(2)]	70.6	62.4
Net assets [(1)] / total customers funds [(3)]	26.4	24.2
Net assets [(1)] / total financial assets [(4)]	17.8	16.6

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets;

(2) Table Funding from customers table (Total Funding from customers 0-30 days);

(3) Table funding from customers (Total funding from customers);

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,247,275 (R$ 1,040,865 at 12/31/2019).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.114

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	03/31/2020					12/31/2019				
Financial assets [1]	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**
Cash	**38,275**	**-**	**-**	**-**	**38,275**	**30,367**	**-**	**-**	**-**	**30,367**
Interbank investments	**152,342**	**146,632**	**4,253**	**1,647**	**304,874**	**69,756**	**151,497**	**1,444**	**1,191**	**223,888**
Securities purchased under agreements to resell – Collateral held [2]	27,813	-	-	-	27,813	26,797	-	-	-	26,797
Securities purchased under agreements to resell – Collateral repledge	88,447	137,035	-	-	225,482	17,871	144,234	-	-	162,105
Interbank deposits [4]	36,082	9,597	4,253	1,647	51,579	25,088	7,263	1,444	1,191	34,986
Securities	**161,866**	**16,373**	**14,380**	**93,663**	**286,282**	**131,195**	**17,669**	**19,846**	**108,011**	**276,721**
Government securities - available	151,342	300	302	4,763	156,707	111,487	300	302	4,763	116,852
Government securities – under repurchase commitments	223	2,966	7,122	13,899	24,210	7,744	6,616	12,445	25,366	52,171
Private securities - available	10,259	10,984	4,846	50,947	77,036	11,964	10,181	4,967	56,839	83,951
Private securities – under repurchase commitments	42	2,123	2,110	24,054	28,329	-	572	2,132	21,043	23,747
Derivative financial instruments - Net position	**11,075**	**26,487**	**7,576**	**36,647**	**81,785**	**6,998**	**10,959**	**5,355**	**18,542**	**41,854**
Swaps	505	6,922	4,727	32,989	45,143	107	4,039	4,464	17,848	26,458
Options	3,561	8,533	1,381	566	14,041	4,696	3,043	500	217	8,456
Forwards (onshore)	1,892	1,758	19	-	3,669	940	1,207	15	-	2,162
Other derivatives	5,117	9,274	1,449	3,092	18,932	1,255	2,670	376	477	4,778
Loans and financial operations [3]	**75,231**	**224,043**	**104,120**	**257,151**	**660,545**	**63,401**	**197,090**	**93,203**	**236,982**	**590,676**
Total financial assets	**438,789**	**413,535**	**130,329**	**389,108**	**1,371,761**	**301,717**	**377,215**	**119,848**	**364,726**	**1,163,506**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 67,772 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 11,057 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 60,005 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,853 (R$ 2,451 at 12/31/2019).

(4) Includes R$ 30,836 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 | F.115

Undiscounted future flows, except for derivatives which are fair value	03/31/2020					12/31/2019				
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Deposits	**298,440**	**99,741**	**31,961**	**248,928**	**679,070**	**266,690**	**69,367**	**20,555**	**211,531**	**568,143**
Demand deposits	101,711	-	-	-	101,711	82,306	-	-	-	82,306
Savings deposits	149,600	-	-	-	149,600	144,558	-	-	-	144,558
Time deposit	44,958	98,094	31,123	248,795	422,970	37,570	68,757	20,502	211,395	338,224
Interbank deposits	2,156	1,647	838	133	4,774	2,247	610	53	136	3,046
Other deposits	15	-	-	-	15	9	-	-	-	9
Compulsory deposits	**(35,575)**	**(9,755)**	**(3,032)**	**(19,410)**	**(67,772)**	**(38,576)**	**(14,067)**	**(4,110)**	**(34,495)**	**(91,248)**
Demand deposits	(4,931)	-	-	-	(4,931)	(4,412)	-	-	-	(4,412)
Savings deposits	(26,090)	-	-	-	(26,090)	(26,234)	-	-	-	(26,234)
Time deposit	(4,554)	(9,755)	(3,032)	(19,410)	(36,751)	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)
Securities sold under repurchase agreements [1]	**281,316**	**5,206**	**6,496**	**26,872**	**319,890**	**246,499**	**6,509**	**5,218**	**17,585**	**275,811**
Government securities	216,922	1,216	3,700	26,845	248,683	200,499	344	1,720	17,553	220,116
Private securities	18,055	3,058	2,796	27	23,936	17,978	2,810	3,498	32	24,318
Foreign	46,339	932	-	-	47,271	28,022	3,355	-	-	31,377
Proceeds of acceptances and securities issues [2]	**10,254**	**39,005**	**42,818**	**77,836**	**169,913**	**4,335**	**47,697**	**39,505**	**67,435**	**158,972**
Loans and onlending obligations [3]	**7,602**	**83,997**	**7,272**	**7,301**	**106,172**	**6,368**	**65,182**	**6,259**	**7,462**	**85,271**
Subordinated debt [4]	**1,015**	**10,894**	**15,042**	**60,770**	**87,721**	**251**	**6,594**	**11,794**	**53,745**	**72,384**
Derivative financial instruments - Net position	**9,784**	**33,090**	**8,495**	**36,766**	**88,135**	**6,653**	**12,196**	**9,458**	**19,521**	**47,828**
Swaps	722	13,503	6,580	33,596	54,401	326	5,218	8,349	19,034	32,927
Option	3,299	10,651	1,094	644	15,688	3,668	4,567	571	255	9,061
Forward (onshore)	1,931	-	-	-	1,931	753	1	-	-	754
Other derivatives	3,832	8,936	821	2,526	16,115	1,906	2,410	538	232	5,086
Total financial liabilities	**572,836**	**262,178**	**109,052**	**439,063**	**1,383,129**	**492,220**	**193,478**	**88,679**	**342,784**	**1,117,161**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	03/31/2020					12/31/2019				
	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees	4,586	19,823	8,313	37,579	70,301	1,286	19,447	9,359	36,628	66,720
Commitments to be released	133,347	17,927	6,434	160,599	318,307	125,664	22,818	7,064	149,876	305,422
Letters of credit to be released	15,910	-	-	-	15,910	15,013	-	-	-	15,013
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	242	-	-	242	-	273	-	-	273
Total	**153,843**	**37,992**	**14,747**	**198,178**	**404,760**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.116

c) **Capital Management Governance**

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	03/31/2020	12/31/2019
Stockholders' equity attributable to controlling interests	123,624	131,987
Non-controlling interests	11,934	11,110
Change in interest in subsidiaries in a capital transaction	270	259
Consolidated Stockholders' Equity (BACEN)	**135,828**	**143,356**
Common Equity Tier I Prudential Adjustments	(28,160)	(26,028)
Common Equity Tier I	**107,668**	**117,328**
Instruments Eligible to Comprise Additional Tier I	17,201	11,266
Additional Tier I Prudential Adjustments	111	102
Additional Tier I Capital	**17,312**	**11,368**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**124,980**	**128,696**
Instruments Eligible to Comprise Tier II	14,175	11,833
Tier II Prudential Adjustments	63	67
Tier II	**14,238**	**11,900**
Referential Equity (Tier I + Tier II)	**139,218**	**140,596**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.117

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of March 2020, totaling R$ 52,157. Account balance Principal amount Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2020 12/31/2019 Subordinated financial bills - BRL 111% of CDI 2 1 2012 2020 - 20 IPCA + 6% to 6.17% - 49 6 2011 2021 109.25% to 110.5% of CDI 14 14 IPCA + 5.15% to 5.83% 4,994 2,307 2012 2022 5,137 20 IGPM + 4.63% 31 30 2,3 54 Total 5,182 5,0 89 Subordinated euronotes - USD 6.20% 4,041 990 2010 2020 5,294 1,000 2010 2021 5.75% 5,2 65 4,1 52 5.75% to 6.20% 2,9 52 730 2011 2021 3,891 6.20% 2,2 18 550 2012 2021 2,859 2,600 2012 2022 5.50% to 5.65% 13 ,578 10,673 7,502 1,851 2012 2023 5.13% 9,801 7,721 Total 40 ,688 31 ,538 Debt instruments eligible as capital - USD 740 2019 2029 4.50% 3,9 10 - 740 Total 3,9 10 - Debt instruments eligible as capital - BRL 50 2019 2028 CDI + 0.72% 51 - 2,280 2029 CDI + 0.75% 2,3 26 - 2,3 30 Total 2,3 77 - Total 36,627 52,157 The subordinated debts issued in November 2019 on the international market, US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes that have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of ITAÚ UNIBANCO HOLDING. III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD 03/31/2020 12/31/2019 (1) 917,107 784,730 Credit risk (RWA ) CPAD (2) 33,934 25,002 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 92,476 81,568 OPAD Total risk-weighted assets 1,043,517 891,300 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.118 Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of March 2020, totaling R$ 52,157. Account balance Principal amount Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2020 12/31/2019 Subordinated financial bills - BRL 111% of CDI 2 1 2012 2020 - 20 IPCA + 6% to 6.17% - 49 6 2011 2021 109.25% to 110.5% of CDI 14 14 IPCA + 5.15% to 5.83% 4,994 2,307 2012 2022 5,137 20 IGPM + 4.63% 31 30 2,3 54 Total 5,182 5,0 89 Subordinated euronotes - USD 6.20% 4,041 990 2010 2020 5,294 1,000 2010 2021 5.75% 5,2 65 4,1 52 5.75% to 6.20% 2,9 52 730 2011 2021 3,891 6.20% 2,2 18 550 2012 2021 2,859 2,600 2012 2022 5.50% to 5.65% 13 ,578 10,673 7,502 1,851 2012 2023 5.13% 9,801 7,721 Total 40 ,688 31 ,538 Debt instruments eligible as capital - USD 740 2019 2029 4.50% 3,9 10 - 740 Total 3,9 10 - Debt instruments eligible as capital - BRL 50 2019 2028 CDI + 0.72% 51 - 2,280 2029 CDI + 0.75% 2,3 26 - 2,3 30 Total 2,3 77 - Total 36,627 52,157 The subordinated debts issued in November 2019 on the international market, US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes that have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of ITAÚ UNIBANCO HOLDING. III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD 03/31/2020 12/31/2019 (1) 917,107 784,730 Credit risk (RWA ) CPAD (2) 33,934 25,002 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 92,476 81,568 OPAD Total risk-weighted assets 1,043,517 891,300 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.118

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively.

a) Credit Risk

Breakdown of Credit Risk Weighted by Credit Risk (RWA_{CPAD})

	03/31/2020	12/31/2019
Credit Risk Weighted Assets (RWA_{CPAD})	**917,107**	**784,730**
Securities	52,734	54,715
Loan Operations - Retail	139,669	139,522
Loan Operations - Non-Retail	313,534	274,324
Joint Liabilities - Retail	146	150
Joint Liabilities - Non-Retail	49,149	45,657
Loan Commitments - Retail	39,662	37,700
Loan Commitments - Non-Retail	11,406	11,138
Derivatives – Future potential gain	5,684	4,787
Intermediation	1,791	2,422
Other exposures	303,332	214,315

b) Market Risk

	03/31/2020	12/31/2019
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**39,942**	**28,328**
Operations subject to interest rate variations	**35,707**	**24,724**
Fixed rate denominated in reais	2,851	5,273
Foreign exchange coupons	17,726	13,118
Price index coupon	15,130	6,333
Operations subject to commodity price variation	**1,343**	**1,087**
Operations subject to stock price variation	**490**	**1,162**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**2,402**	**1,355**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) (*) (a)	**31,954**	**22,662**
Market Risk Weighted Assets calculated based on internal methodology (b)	**33,934**	**25,002**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(6,008)**	**(3,326)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**33,934**	**25,002**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At 03/31/2020, RWA_{MINT} totaled R$ 33,934, that corresponds to the need of capital calculated through the internal methodology, above the value of 80% of RWA_{MPAD}, which totaled R$ 31,954.

c) Operational Risk

Operating Risk-Weighted Assets (RWA_{OPAD})	03/31/2020	12/31/2019
	92,476	**81,568**
Retail	14,431	14,005
Commercial	28,718	27,536
Corporate finance	3,416	2,746
Negotiation and sales	23,490	15,430
Payments and settlement	8,696	8,802
Financial agent services	4,596	4,641
Asset management	8,806	8,101
Retail brokerage	323	307

IV - Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.119

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 13.3% at March 31, 2020, 2.5 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the quarter and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 55,737, well above the ACP of R$ 36,523 and generously covered by available capital.

	03/31/2020				12/31/2019			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	46,958	107,668	4.5%	10.3%	40,108	117,328	4.5%	13.2%
Additional Tier I Capital	-	17,312	-	-	-	11,368	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**62,611**	**124,980**	**6.0%**	**12.0%**	**53,478**	**128,696**	**6.0%**	**14.4%**
Tier II	-	14,238	-	-	-	11,900	-	-
Referential Equity (Tier I + Tier II)	**83,481**	**139,218**	**8.0%**	**13.3%**	**71,304**	**140,596**	**8.0%**	**15.8%**
Amount Required for Additional Capital Buffers (ACP)	**36,523**		**3.5%**		**31,195**		**3.5%**	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2020 , fixed assets ratio reached 27.2%, showing a surplus of R$ 31,751.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V – Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.120

VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.121 VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.121

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Results and Stockholders' Equity (1)			
	03/31/2020 (2)		12/31/2019	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	25	-	25	-
5% decrease	(37)	(1)	(37)	(1)
Risk-free Interest Rates				
0.1% increase	61	12	61	12
0.1% decrease	(63)	(12)	(63)	(12)
Conversion in Income Rates				
5% increase	20	-	20	-
5% decrease	(21)	-	(21)	-
Claims				
5% increase	-	(47)	-	(47)
5% decrease	-	47	-	47

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.122

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 03/31/2020			01/01 to 03/31/2019		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	212	212	100.0	181	181	100.0
Individual accident	50	50	100.0	58	58	100.0
Credit life	185	185	100.0	240	240	100.0
Group life	223	223	100.0	228	228	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	03/31/2020		12/31/2019	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,433	(2.37)	5,495	(2.57)
National Treasury Notes (NTN-B)	7,007	(8.06)	8,675	(9.42)
Chile Government securities (BTU)	-	-	152	(0.04)
Private securities				
Indexed to IPCA	77	(0.01)	83	(0.01)
Indexed to PRE	153	(0.01)	142	(0.01)
Indexed to CLP	-	-	79	-
Indexed to CLF	-	-	6	-
Shares	**-**	**-**	**6**	**-**
Post-fixed assets	**2,115**	**-**	**2,297**	**-**
Under agreements to resell	**1,266**	**-**	**777**	**-**
Total	**16,051**		**17,712**	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.123

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	03/31/2020			12/31/2019		
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,303	59.0	22.9	2,343	59.1	22.9
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	844	52.1	30.1	876	49.9	29.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	13	7.9	22.9	13	7.9	22.9
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	17	188.5	28.7	204	16.9	2.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	222.4	22.9	2	222.4	22.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	250	7.1	104.5	250	6.9	104.5
Subtotal	**Subtotal**	**3,429**			**3,688**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	89	126.2	82.6	89	126.2	82.6
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	11.1	20.8	13	11.1	20.8
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	49	11.1	20.8	47	11.1	20.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	11.1	20.8	22	11.1	20.8
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	288	11.1	20.8	318	11.1	20.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,885	126.2	82.7	2,781	126.2	82.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	198,376	180.6	57.0	204,394	180.6	57.0
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	5,198	199.8	110.1	5,099	199.8	110.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,273	199.7	110.1	1,273	199.7	110.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	610	199.8	110.1	610	199.8	110.1
Subtotal	**Subtotal**	**208,802**			**214,646**		
Total technical reserves	**Total backing assets**	**212,231**			**218,334**		

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.
(2) DU = Duration in months.
(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.124

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 88.02% (86.02% at 12/31/2019).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2019)

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	03/31/2020			
	Financial Assets at Amortized Cost			
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Total
Low	3,170	30,449	191,170	224,789
Medium	-	-	(5)	(5)
High	-	-	2	2
Total	**3,170**	**30,449**	**191,167**	**224,786**
%	**1.4**	**13.6**	**85.0**	**100.0**

(*) Includes Derivatives in the amount of R$ 2,364.

	12/31/2019			
	Financial Assets at Amortized Cost			
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Total
Low	3,027	31,342	197,940	232,309
Medium	-	-	2	2
High	-	-	-	-
Total	**3,027**	**31,342**	**197,942**	**232,311**
%	**1.3**	**13.5**	**85.2**	**100.0**

(*) Includes Derivatives in the amount of R$ 960.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.125

Note 33 – Supplementary information “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 - Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. Note 34 - Subsequent Event A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.126 Note 33 – Supplementary information “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 - Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. Note 34 - Subsequent Event A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas em IFRS – 31 de Março de 2020 18/05/2020 10:14:42 F.126